SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
    ------------------------------------------------------------------------

                                 SCHEDULE 13E-3/A

                                 (RULE 13e-100)

   TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF
                          1934 AND RULE 13-E THEREUNDER

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)
                           THE SOLOMON-PAGE GROUP LTD.
                                (Name of Issuer)

                           THE SOLOMON-PAGE GROUP LTD.
                               TSPGL MERGER CORP.
                                  LLOYD SOLOMON
                                   SCOTT PAGE
                                 HERBERT SOLOMON
                       (Name of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   83427A 10 8
                      (Cusip Number of Class of Securities)
    ------------------------------------------------------------------------

                                  Lloyd Solomon
                           The Solomon-Page Group Ltd.
                           1140 Avenue of the Americas
                            New York, New York 10036
                         Telephone Number (212) 403-6100
    ------------------------------------------------------------------------

       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)
    ------------------------------------------------------------------------

                                   Copies To:

         David J. Adler, Esq.                       Simeon Gold, Esq.
Olshan Grundman Frome Rosenzweig &              Weil, Gotshal & Manges LLP
       Wolosky LLP                                   767 Fifth Avenue
    505 Park Avenue                              New York, New York 10022
   New York, New York 10022                           (212) 310-8000
     (212) 753-7200

         This statement is filed in connection with (check the appropriate box):

         a.  [X]    The  filing  of  solicitation  materials  or an  information statement subject to Regulation 14A, Regulation 14C, or Rule
                    13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [ ]     A tender offer.

         d. [ ]     None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

Check the following box if the filing fee is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                 AMOUNT OF FILING FEE**
                   $15,756,580.00                           $3,151.32


* Determined by (1) multiplying 2,259,448 (the number of outstanding shares of Common Stock of The Solomon-Page Group Ltd. not owned by the members of the Management Group) by $5.25 per share and (ii) adding the $3,894,478 to be paid upon cancellation of outstanding options.

** Determined pursuant to Rule 0-11(b)(1) by multiplying $15,756,580.00 by 1/50 of 1%.

[X] Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid     $3,151.32      Filing         The Solomon-Page Group
                                          Party:         Ltd.

Form or Registration       Preliminary    Date Filed:    July 14, 2000
No.:                       Schedule 14A

                                  INTRODUCTION

            This Rule  13e-3  Transaction  Statement  on  Schedule  13E-3  (this
"Schedule 13E-3") is being filed jointly by The Solomon-Page Group Ltd., a Delaware corporation (the "Company"), TSPGL Merger Corp., a Delaware corporation ("Mergeco"), Lloyd Solomon, Scott Page and Herbert Solomon pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the proposed acquisition by Mergeco of all outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of the Company. Mergeco was formed in connection with the proposed merger and is owned by Lloyd Solomon, Scott Page and Herbert Solomon, the Company's principal executive officers (who are also directors of the Company)(Lloyd Solomon, Scott Page and Herbert Solomon are hereinafter collectively referred to as the "Management Group"). The Company and Mergeco have entered into an Amended and Restated Agreement and Plan of Merger, dated June 28, 2000 (the "Merger Agreement"), whereby the Company would be merged (the "Merger") with and into Mergeco with Mergeco as the surviving corporation in the Merger (the "Surviving Corporation"). Pursuant to the terms and conditions set forth in the Merger Agreement, if the Merger is consummated, each outstanding share of Common Stock (other than Common Stock held (i) in the treasury of the Company or by any of its wholly-owned subsidiaries, (ii) by the members of the Management Group, or (iii) by stockholders who perfect their rights under Delaware law to dissent from the Merger and seek an appraisal of the fair market value of their shares) will be converted into the right to receive $5.25 per share in cash, without interest. As a result of the Merger, the Management Group will own 100% of the capital stock of the Surviving Corporation. The Merger Agreement and the Merger have already been approved by a special committee of the Company's Board of Directors and the Company's Board of Directors. The Company's stockholders will be asked to vote upon the approval of the Merger Agreement at a special meeting of the stockholders of the Company (the "Special Meeting").

            This Schedule 13E-3 is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Concurrently with the filing of this Schedule 13E-3, the Company is filing a preliminary proxy statement (the "Proxy Statement") pursuant to which the stockholders of the Company will be given notice of, and an opportunity to vote on, the Merger at the Special Meeting. The Merger Agreement has been filed by the Company as Annex A to the Proxy Statement. The information in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference, and capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Proxy Statement.

ITEM 1.  SUMMARY TERM SHEET.

         Reg. M-A 1001

         The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is hereby incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The information set forth in the Proxy Statement under the caption "THE PARTIES - The Company" is hereby incorporated herein by reference.

         Reg. M-A 1002

         (b) The information set forth in the Proxy Statement under the captions "SUMMARY" and "INFORMATION CONCERNING THE SPECIAL MEETING - Record Date; Voting at the Meeting; Quorum" is hereby incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions "MARKET FOR THE COMMON STOCK - Common Stock Market Price Information" and " - Market Price of Common Stock" is hereby incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the caption "MARKET FOR THE COMMON STOCK - Dividend Information" is hereby incorporated herein by reference.

         (e) Not applicable.

         (f) The information set forth in the Proxy Statement under the caption "MARKET FOR THE COMMON STOCK - Common Stock Purchase Information" is hereby incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         Reg. M-A 1003(a) through (c)

         (a) The information set forth in the Proxy Statement under the captions "THE PARTIES - The Company;" " - Mergeco;" and "MANAGEMENT - Directors and Executive Officers of the Company" is hereby incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the caption "THE PARTIES - Mergeco" is hereby incorporated herein by reference.

         During the last five years, none of Mergeco nor to the best of its knowledge, any of its directors, executive officers of controlling persons,(a) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (b) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

         (c) The information set forth in the Proxy Statement under the caption "MANAGEMENT - Directors and Executive Officers of the Company" is hereby incorporated herein by reference.

         During the last five years, none of the Company, nor, to the best of its knowledge, any of its directors, executive officers or controlling persons, nor Lloyd Solomon, Scott Page and Herbert Solomon, (a) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.


ITEM 4.  TERMS OF THE TRANSACTION.

         Reg. M-A 1004(a) and (c) through (f)

         (a) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET;" "CERTAIN QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY;" "INFORMATION CONCERNING THE SPECIAL MEETING - Purpose of the Special Meeting"; " - Required Vote"; "SPECIAL FACTORS - Background of the Transaction;" " - Recommendation of the Special Committee and Board of Directors; Fairness of the Merger;" " - The Management Group's Purpose and Reason for the Merger;" " - Certain Effects of the Merger;" " - Interests of Certain Persons in the Merger;" Certain Relationships;" " - Accounting Treatment;" " - Material Federal Income Tax Consequences of the Merger;" "THE MERGER AGREEMENT;" and "DISSENTERS' RIGHTS OF APPRAISAL" is hereby incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Interests of Certain Persons in the Merger; Certain Relationships" and " - Employment Agreements" is hereby incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the caption "DISSENTERS' RIGHTS OF APPRAISAL" is hereby incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the caption "PROVISION FOR UNAFFILIATED SECURITY HOLDERS" is hereby incorporated herein by reference.

         (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Reg. M-A 1005(a) through (c) and (e)

         (a) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - Interests of Certain Persons in the Manager; Certain Relationships" is hereby incorporated herein by reference.

         (b)-(c) The information set forth in the Proxy Statement under the captions "SUMMARY - Special Factors;" and "SPECIAL FACTORS - Background of the Transaction" is hereby incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the captions "INFORMATION CONCERNING THE SPECIAL MEETING - Action to be Taken at the Meeting; Voting Procedures" and "SPECIAL FACTORS - Shareholder Lawsuit challenging the Merger" is hereby incorporated herein by reference.


ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Reg. M-A 1006b) and (c)(1)-(8)

         (b) The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET;" "SPECIAL FACTORS - Certain Effects of the Merger" is hereby incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Certain Effects of the Merger" and " - Plans for the Company after the Merger" is hereby incorporated herein by reference.


ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         Reg. M-A 1013

         (a) The information set forth in the Proxy Statement under the captions "SUMMARY - Special Factors - Purpose and Effects of the Merger;" "INFORMATION CONCERNING THE SPECIAL MEETING - Purpose of the Special Meeting;" "SPECIAL FACTORS - Background of the Transaction;" "- Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" " - The Management Group's Purpose and Reason for the Merger" is hereby incorporated herein by reference.

         (b) and (c) The information set forth in the Proxy Statement under the captions "SUMMARY - Special Factors - Purpose and Effects of the Merger" "SPECIAL FACTORS - Background of the Transaction;" " - Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" and " - The Management Group's Purpose and Reason for the Merger" is hereby incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the captions "CERTAIN QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY - Special Factors - Purpose and Effects of the Merger;" " - Material Federal Income Tax Consequences;" " - The Merger Agreement - The Merger Consideration;" "INFORMATION CONCERNING THE SPECIAL MEETING - Purpose of the Special Meeting;" "SPECIAL FACTORS - Certain Effects of the Merger;" " - Plans for the Company After the Merger;" " - Accounting Treatment;" " - Material Federal Income Tax Consequences of the Merger;" "THE MERGER AGREEMENT - The Merger;" " - Merger Consideration" and " - The Exchange Fund; Payment for Shares of Common Stock" is hereby incorporated herein by reference.


ITEM 8.  FAIRNESS OF THE TRANSACTION.

         Reg. M-A 1014

         (a) The information set forth in the Proxy Statement under the captions "CERTAIN QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY - Special Factors;" " - Recommendation of the Company's Board of Directors;" " - Fairness Opinion of Legg Mason Walker Wood, Incorporated;" "INFORMATION CONCERNING THE SPECIAL MEETING - Purpose of the Special Meeting;" "SPECIAL FACTORS - Background of the Transaction;" " - Recommendation of the Special Committee and Board of Directors; Fairness of the Merger;" " - The Management Group's Purpose and Reason for the Merger" and " - Opinion of Financial Advisor to the Special Committee" is hereby incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the captions "SUMMARY - Special Factors - Factors Considered by the Special Committee and Board of Directors;" " - Fairness Opinion of Legg Mason Wood Walker, Incorporated;" "SPECIAL FACTORS - Background of the Transaction;" " - Recommendation of the Special Committee and Board of Directors; Fairness of the Merger;" " - The Management Group's Purpose and Reason for the Merger" and " -Opinion of Financial Advisor to the Special Committee" is hereby incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions "CERTAIN QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY - The Special Meeting - Voting;" " - The Merger Agreement - Conditions to the Merger;" "INFORMATION CONCERNING THE SPECIAL MEETING - Required Vote;" "THE MERGER AGREEMENT - The Merger; Merger Consideration" and " - Conditions" is hereby incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the caption "CERTAIN QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY - Special Factors - Recommendation of the Company's Board of Directors;" "INFORMATION CONCERNING THE SPECIAL MEETING - Purpose of the Special Meeting;" "SPECIAL FACTORS - Background of the Transaction;" " - Recommendation of the Special Committee and Board of Directors;

         Fairness of the Merger" and " - Opinion of Financial Advisor to the Special Committee" is hereby incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the captions "SUMMARY - Special Factors - Recommendation of the Company's Board of Directors;" "SPECIAL FACTORS - Background of the Transaction" and " - Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" is hereby incorporated herein by reference.

         (f) Not Applicable.


ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         Reg. M-A 1015

         (a) and (b) The information set forth in the Proxy Statement under the captions "SUMMARY - Special Factors - Factors Considered by the Special Committee and Board of Directors;" " - Fairness Opinion of Legg Mason Wood Walker, Incorporated;" "SPECIAL FACTORS - Background of the Transaction;" " - Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" and " - Opinion of Financial Advisor to the Special Committee" is hereby incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions "WHERE YOU CAN FIND MORE INFORMATION" and "AVAILABLE INFORMATION" is hereby incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         Reg. M-A 1007

         (a) The information set forth in the Proxy Statement under the captions "SUMMARY - Special Factors - Financing of the Merger" and "SPECIAL FACTORS - Financing of the Merger" is hereby incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Financing of the Merger" is hereby incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Fees and Expenses" and "THE MERGER AGREEMENT - Fees and Expenses" is hereby incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - Financing of the Merger" is hereby incorporated herein by reference.

ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

         Reg. M-A 1008

         (a) The information set forth in the Proxy Statement under the captions "SUMMARY - Special Factors - Interests of the Management Group in the Merger;" "INFORMATION CONCERNING THE SPECIAL MEETING - Record Date; Voting at the Meeting; Quorum;" "SPECIAL FACTORS -Interests of Certain Persons in the Merger; Certain Relationships" and "SECURITIES OWNERSHIP
         - Beneficial Ownership of Common Stock" is hereby incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Strategy and Share Repurchase Program" and "MARKET FOR THE COMMON STOCK - Common Stock Purchase Information" is hereby incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         Reg. M-A 1012(d) and (e)

         (d) The information set forth in the Proxy Statement under the captions "SUMMARY - The Special Meeting - Voting;" "INFORMATION CONCERNING THE SPECIAL MEETING - Required Vote" and "SECURITIES OWNERSHIP - Beneficial Ownership of Common Stock" is hereby incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the captions "SUMMARY - Special Factors - Recommendation of the Company's Board of Directors;" "SPECIAL FACTORS - Background of the Transaction" and " - Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" is hereby incorporated herein by reference.



ITEM 13. FINANCIAL STATEMENTS.

         Reg. M-A 1010(a) and (b)

         (a) The information set forth in the Proxy Statement under the captions "SUMMARY - Selected Historical Consolidated Financial Data of the Company;" "WHERE YOU CAN FIND MORE INFORMATION" and "Annex E" is hereby incorporated herein by reference.

         (b) Not applicable.

         (c) The information set forth in the Proxy Statement under the caption "SUMMARY - Selected Historical Consolidated Financial Data of the Company" is hereby incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Reg. M-A 1009

         (a) The information set forth in the Proxy Statement under the captions "INFORMATION CONCERNING THE SPECIAL MEETING - Proxy Solicitation" and "SPECIAL FACTORS - Fees and Expenses" is hereby incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the caption "INFORMATION CONCERNING THE SPECIAL MEETING - Proxy Solicitation" is hereby incorporated herein by reference.


ITEM 15. ADDITIONAL INFORMATION.

         Reg. M-A 1011(b)

         The information set forth in the Proxy Statement, together with the proxy card, is hereby incorporated herein by reference.


ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

         Reg. M-A 1016(a) through (d), (f) and (g)

         (a) Proxy Statement, together with the proxy card.

         (b) Financing Commitment Letter, dated June 27, 2000 and Summary of Terms and Conditions, incorporated by reference to Amendment No. 4 to the Schedule 13D filed by Lloyd Solomon, Scott Page, Herbert Solomon and TSPGL Merger Corp. on July 11, 2000.

         (c)(1) Opinion of Legg Mason Wood Walker, Incorporated, dated June 27, 2000 (set forth as Annex B to the Proxy Statement).*

         (c)(2) Report of Legg Mason Wood Walker, Incorporated dated June 27, 2000.

         (d)(1) Amended and Restated Agreement and Plan of Merger between The Solomon-Page Group Ltd., and TSPGL Merger Corp., dated June 28, 2000 (set forth as Annex A to the Proxy Statement).*

         (d)(2) Letter from Lloyd Solomon,  Scott Page and Herbert Solomon dated
         June  28,   2000  to  The   Solomon-Page   Group  Ltd.  in  respect  of
         indemnification.

         (d)(3) Memorandum of Understanding dated as of June 14, 2000, by and among William Straub, The Solomon-Page Group Ltd. and the directors of the Solomon-Page Group as individual defendants in the action captioned

         William Straub vs. The Solomon-Page Group Ltd. and Scott Page, et al., C.A. 17977-NC, pending before the Court of Chancery of the State of Delaware in and by New Castle County.


         (d)(4) Report of Peter J. Solomon Company dated August 5, 1999.**

         (d)(5) Report of Peter J. Solomon Company dated November 12, 1999.**

         (d)(6) Report of Peter J. Solomon Company dated March 8, 2000.**

         (d)(7) Opinion of Legg Mason Wood Walker, Incorporated dated March 30, 2000.**

         (d)(8) Report of Legg Mason Wood Walker Incorporated dated March 31, 2000.**

         (f) Section 262 of the Delaware General Corporation Law (set forth as Annex C to the Proxy Statement).*

----------
*  Incorporated by reference to the Proxy Statement
** Filed herewith

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                       THE SOLOMON-PAGE GROUP LTD.



                                       By: /s/ Lloyd B. Solomon
                                           ------------------------------------
                                       Name: Lloyd B. Solomon
                                       Title: Chief Executive Officer



                                       TSPGL MERGER CORP.



                                       By: /s/ Lloyd B. Solomon
                                           ------------------------------------
                                           Name: Lloyd B. Solomon
                                           Title: Chief Executive Officer



                                       /s/ Lloyd B. Solomon
                                       ----------------------------------------
                                       Lloyd B. Solomon



                                       /s/ Scott Page
                                       ----------------------------------------
                                       Scott Page



                                       /s/ Herbert Solomon
                                       ----------------------------------------
                                       Herbert Solomon


Dated: August 21, 2000

                                  EXHIBIT INDEX




     EXHIBIT                     DESCRIPTION
     -------                     -----------

(a)                 Proxy Statement, together with the proxy card.

(b) Financing Commitment Letter, dated June 27, 2000 and Summary of Terms and Conditions, incorporated by reference to Amendment No. 4 to the Schedule 13D filed by Lloyd Solomon, Scott Page, Herbert Solomon and TSPGL Merger Corp. on July 11 2000.
(c)(1) Opinion of Legg Mason Wood Walker, Incorporated dated June 27, 2000 (set forth as Annex B the Proxy Statement).*
(c)(2)              Report of Legg Mason Wood  Walker,  Incorporated  dated June
                    27, 2000.
(d)(1) Amended and Restated Agreement and Plan of Merger between The Solomon-Page Group Ltd., and TSPGL Merger Corp., dated
                    June  28,   2000  (set   forth  as  Annex  A  to  the  Proxy
                    Statement).*
(d)(2) Letter from Lloyd Solomon, Scott Page and Herbert Solomon dated June 28, 2000 to The Solomon-Page Group Ltd. in respect of indemnification.
(d)(3) Memorandum of Understanding dated as of June 14, 2000, by and among William Straub, The Solomon-Page Group Ltd. and the directors of the Solomon-Page Group as individual defendants in the action captioned William Straub vs. The Solomon-Page Group Ltd. and Scott Page, et al., C.A. 17977-NC, pending before the Court of Chancery of the State of Delaware in and by New Castle County.
(d)(4)              Report of Peter J. Solomon Company dated August 5, 1999.**
(d)(5)              Report  of Peter  J.  Solomon  Company  dated  November  12,
                    1999.**
(d)(6)              Report of Peter J. Solomon Company dated March 8, 2000.**
(d)(7)              Opinion of Legg Mason Wood Walker, Incorporated dated March
                    30, 2000.**
(d)(8) Report of Legg Mason Wood Walker, Incorporated dated as of March 31, 2000.**
(f) Section 262 of the Delaware General Corporation Law (set forth as Annex C to the Proxy Statement).*



----------
*  Incorporated by reference to the Proxy Statement
** Filed herewith

                                  PROJECT WISE



                                 August 5, 1999

                            PETER J. SOLOMON COMPANY
                                     LIMITED

  Table of Contents

        Tab                                                                 Page


        I.     Overview of Peter J. Solomon Company                          2

        II.    Summary Historical Financial Information                      5

        III.   Summary Historical Stock Performance                         10

        IV.    Summary Valuation Analysis                                   14




PROJECT WISE                             1              PETER J. SOLOMON COMPANY

                      Overview of Peter J. Solomon Company






PROJECT WISE                             2              PETER J. SOLOMON COMPANY

Overview of Peter J. Solomon Company

o           Peter  J.  Solomon  Company   ("PJSC")  is  a  leading   independent
            investment banking firm.

o Since its formation in 1989, PJSC has successfully completed over 150 advisory assignments.

o           PJSC has over 35 investment banking professionals.

o PJSC advised on over $15 billion of completed transactions for the quarter ended March 31, 1999 ranking it as the 11th leading M&A advisor for this period.

o           PJSC  has  extensive   experience  advising  companies  and  special
            committees in going private transactions.




PROJECT WISE                             3              PETER J. SOLOMON COMPANY

Select Special Committee Experience of Peter J. Solomon Company

Company                             Transaction

Concord Fabrics Inc.            Represented the special committee and rendered a
                                fairness  opinion   regarding  a  going  private
                                transaction. Concord is a diversified textile manufacturer.

Cosmetic Centers, Inc.          Provided  a  fairness  opinion  to  shareholders
                                regarding  MacAndrews  &  Forbes  sale of 83% of
                                Cosmetic  Centers to York  management.  Cosmetic
                                Centers  is  a   retailer   of   cosmetics   and
                                fragrances.

General Cigar Holdings, Inc.    Provided  a  fairness  opinion  to  the  special
                                committee regarding General Cigar's sale of its mass market cigar business to Swedish Match
                                North America.

McKesson Corporation            Represented  the board of directors and provided
                                a  fairness  opinion  regarding   McKesson's  $2
                                billion purchase of HBOC.

Meridian Sports Inc             Represented the special committee and rendered a
                                fairness  opinion   regarding  the  purchase  by
                                MacAndrews  & Forbes  of the 35% of the  Company
                                owned by public  shareholders.  Meridian  is the
                                largest   manufacturer   of  ski  boats  in  the
                                country.

Office Depot                    Represented  the board of directors and provided
                                a fairness opinion regarding Office Depot's $3 billion purchase of Viking Office Products. Both
                                Office Depot and Viking are retailers of office products.

Winston Resources, Inc.         Represented  the  management  which owned 47% of
                                the  Company  in a  going  private  transaction.
                                Winston is a personal recruitment and placement business.



PROJECT WISE                             4              PETER J. SOLOMON COMPANY

                    Summary Historical Financial Information







PROJECT WISE                             5              PETER J. SOLOMON COMPANY

Summary Capitalization and Valuation Data
(Dollars in Millions, except per share amounts)


                     Stock Information                    LTM Financial Information (6/30/99)          Capitalization
--------------------------------------------------      -------------------------------------      ---------------------------------
Ticker Symbol                                SOLP       Net Sales                    $51.9                                     As of
Stock Exchange                               NASD       EBITDA                         3.5                                  03/31/99
Stock Price as of August 4, 1999             $3.00      EBIT                           2.8                                  --------
Fiscal year end                          9/31/1998                                                 CURRENT DEBT                 $2.3
                                                                                                   LONG TERM DEBT                1.0
                                                                                                                              ------
                                                        LTM EPS                      $0.31         Total Debt                    3.3
52-Week Stock Price                                                                                Shareholders' Equity          7.3
                                                                                                                              -----
                 High    07/02/1999          $3.25                                                     Total Capitalization    $10.7
                                                                                                                              ======
                 Low     02/24/1999           1.34
                                                                                                   Total Debt/ Total
                                                                                                       Capitalization          31.3%
5-Year Stock Price                                                                                 Total Debt/EBITDA           1.0 x
                 High    11/04/1994          $7.00                                                 EBITDA/Interest Expense    10.4 x
                 Low     02/07/1996           0.36

       Market Capitalization and Firm Value                              Valuation
--------------------------------------------------         ----------------------------------------
Stock Price as of August 4, 1999             $3.00         Enterprise Value as a Multiple of LTM:
                                                           ----------------------------------------
Shares Outstanding (a)                         4.2         Net Sales                     32.1%

       Option Equivalent Shares (b)            0.5         EBITDA                         4.8 x
                                            ------
       Equity Value                           13.9         EBIT                           5.9
Plus: Total Debt (as of 3/31/99) (c)           3.3
Less: Cash (as of 3/31/99) (c)                (0.5)        P/E Ratio:
                                            -------
       Enterprise Value                      $16.7         LTM EPS                        9.5 x



             Common Stock Ownership by Category (d)
             --------------------------------------
  (Shares in 000s)            Common      Percent
                               Shares     of Total
                              ---------------------
  Ownership

  HERBERT SOLOMON               790.9       12.5%
  LLOYD SOLOMON               1,068.3       16.9%
  SCOTT PAGE                    885.2       14.0%
  Other Insiders                191.7        3.0%
                              -------------------
    Total Insiders            2,936.2       46.4%
                              -------------------
  NEUBERGER&BERMAN               27.0        0.4%
  BARCLAYS BANK PLC               2.5        0.0%
  Other Institutions              0.0        0.0%
                              -------------------
    Total Institutions           29.5        0.5%
  Public and Other            3,356.2       53.1%
                              -------------------
    Total Shares              6,321.9      100.0%

-------------------------------

(a) Source: Company Press Release as of August 4, 1999.
(b) Source: Company Form 10-K dated September 30, 1998. Represents treasury stock method applied to outstanding options at a weighted average exercise price of $1.95.
(c) Source: Company Form 10-Q dated March 31, 1999.
(d) Source: Company Proxy dated April 15, 1999 and Bloomberg.


PROJECT WISE                             6              PETER J. SOLOMON COMPANY

HISTORICAL COMPANY INCOME STATEMENT


(Dollars in Millions, except per share amounts)


                                                                                        Nine Months Ended                LTM
                                                                                     ----------------------------
Fiscal Year Ended September 30,                   1996         1997        1998       6/30/98         6/30/99          6/30/99
-------------------------------             -----------    ---------    --------     ---------    ------------    -------------
Revenue                                          $17.2        $29.0       $44.6         $33.2           $40.4            $51.9
EBITDA                                             0.9          2.1         2.1           1.9 (a)         3.2 (a)          3.5
EBIT                                               0.6          1.7         1.6           1.7             2.8              2.8
Net Income                                        $0.7         $1.3        $0.8          $0.9            $1.5             $1.4
                                            ===========    =========    ========     =========    ============    =============

Diluted Weighted Average Shares                    5.5          6.4         5.9           6.3             4.9              4.5
Diluted EPS                                      $0.13        $0.20       $0.14         $0.14           $0.30            $0.31
Margins:
--------
EBITDA                                            5.2%         7.1%        4.8%          5.8%            8.0%             6.7%
EBIT                                              3.8%         6.0%        3.6%          5.0%            7.0%             5.4%
Net Income                                        4.1%         4.4%        1.8%          2.7%            3.6%             2.7%
Growth Rates
------------
Revenue                                        --             68.9%       53.9%       --                21.9%          --
EBITDA                                         --            132.4%        3.6%       --                68.5%          --
EBIT                                           --            166.8%        6.0%       --                70.9%          --
Net Income                                     --             80.5%       35.9%       --                66.6%          --
EPS                                            --             53.8%       30.0%       --               114.3%          --

----------------------------------------------------------------------
Source: Company Form 10-K dated September 30, 1998 and Form 10-Q dated March 31,
        1999.


(a) Depreciation & Amortization for the 9 months ending 6/30/99 and 6/30/98 is assumed to equal 75% of annual Depreciation & Amortization for years ended September 30, 1998 and 1997, respectively.


PROJECT WISE                             7              PETER J. SOLOMON COMPANY

HISTORICAL COMPANY BALANCE SHEET

(Dollars in Millions)

                                                                                          As of
Fiscal Year Ended September 30,                    1997                1998             3/31/99
-------------------------------               ---------            --------           ---------
Current Assets:
       Cash and Cash Equivalents               $    0.4            $   0.9            $   0.5
       Accounts Receivable                          7.4               10.2               10.5
       Inventory                                    0.0                0.0                0.0
       Other Current Assets                         1.2                0.8                1.1
                                               --------            -------            -------
            Total Current Assets                   8.98               11.9               12.1
Net Plant, Property & Equipment                     1.5                2.1                2.4
Intangible Assets                                   0.8                1.0                1.0
Other Non-Current Assets                            1.6                1.7                1.4
                                               --------            -------            -------
TOTAL ASSETS                                   $   12.8            $  16.7            $  16.8
                                               ========            =======            =======

Current Liabilities:
       Current Portion of Long-Term Debt       $    0.1            $   3.1            $   2.3
       Accounts Payable                             1.0                1.0                1.0
       Accrued Liabilities                          2.5                3.5                3.2
       Other Current Liabilities                    0.5                0.6                1.4
                                               --------            -------            -------
            Total Current Liabilities               4.1                8.2                7.9
Long-Term Debt                                      0.0                0.5                1.0
Other Long-Term Liabilities                         0.4                0.0                0.6
Shareholders Equity                                 8.3                8.0                7.3
                                               --------            -------            -------
TOTAL LIABILITIES & EQUITY                     $   12.8            $  16.7            $  16.8
                                               ========            =======            =======

----------------
Source: Company Form 10-K dated September 30, 1998 and Form 10-Q dated March 31,
        1999.


PROJECT WISE                             8              PETER J. SOLOMON COMPANY

Summary Ownership Profile of Solomon Page


(Amounts in Thousands)                                              % of          Shares Issuable
                                                 Total             Common          upon Exercise          Total
                                                Common             Stock              of Stock          Beneficial           % of
                                                Shares          Outstanding         Options (d)         Ownership           Total
                                         ------------------------------------------------------------------------------------------

Inside Owners (a)
Herbert Solomon                                   507.6              12.2 %            283.3              790.9              12.5 %
Lloyd Solomon                                     785.0              18.9              283.3            1,068.3              16.9
Scott Page                                        601.9              14.5              283.3              885.2              14.0
Eric M. Davis                                     110.0               2.6               46.7              156.7               2.5
Edward Ehrenberg                                    0.0               0.0               17.5               17.5               0.3
Joel A. Klarreich                                   0.0               0.0               17.5               17.5               0.3
Other Executive Officers and Directors              0.0               0.0                0.0                0.0               0.0
                                         -----------------------------------------------------------------------------------------
   Total Insiders                               2,004.5              48.3              931.7            2,936.2              46.4
                                         -----------------------------------------------------------------------------------------

Institutions (b)
Neuberger & Berman                                 27.0               0.7                          -       27.0               0.4
BZW Barclays                                        2.5               0.1                          -        2.5               0.0
Other Institutions                                  0.0               0.0                          -        0.0               0.0
                                         -----------------------------------------------------------------------------------------
   Total Institutions                              29.5               0.7                          -       29.5               0.5

Public and Other                                2,118.3              51.0            1,237.9            3,356.2              53.1
                                         -----------------------------------------------------------------------------------------

Total Shares Outstanding (c)                    4,152.3             100.0 %          2,169.6            6,321.9             100.0 %
                                         =========================================================================================

------------------------------
(a) Source: Company's Proxy Statement dated April 15, 1999.
(b) Source: Bloomberg.
(c) Source: Company Press Release as of August 4, 1999.
(d) Includes options held by directors and executive officers, as provided by Company's Proxy Statement dated April 15, 1999. Total outstanding options (including out-of-the money options) as provided by Company 10-K dated September 30, 1998.


PROJECT WISE                             9              PETER J. SOLOMON COMPANY

                      SUMMARY HISTORICAL STOCK PERFORMANCE








PROJECT WISE                             10             PETER J. SOLOMON COMPANY


Summary of Solomon Page Closing Stock Prices

------------------------------------------------------------------------------------------------------------------------------------


             Daily for the                                                                              Fabric Closing Stock Prices
                                                                               -----------------------------------------------------
      Following Periods:          Time Period           High                     Low            Average                   Median
-----------------------------    --------------       ---------------          ------------     ---------------          -----------

  07/27/99     -     8/3/99      LAST WEEK            $2.250                   $1.938           $2.172                   $2.203
  07/20/99     -     8/3/99      Last 14 Days          2.688                    1.938            2.327                    2.250
  07/02/99     -     8/3/99      Last 30 Days          3.250                    1.938            2.579                    2.563
  06/17/99     -     8/3/99      Last 45 Days          3.250                    1.938            2.633                    2.688
  06/03/99     -     8/3/99      Last 60 Days          3.250                    1.938            2.609                    2.625
  05/05/99     -     8/3/99      Last 90 Days          3.250                    1.688            2.406                    2.500
  02/04/99     -     8/3/99      Last 180 Days         3.250                    1.344            1.988                    1.750

  08/03/98     -     8/3/99      Last 1 Year           3.250                    1.344            2.004                    1.953
  08/14/97     -     8/3/99      Last 2 Years          4.875                    1.344            2.699                    2.750
  08/05/96     -     8/3/99      Last 3 Years          4.875                    1.313            2.559                    2.500


------------------------------------------------------------------------------------------------------------------------------------

Source:  Bloomberg.




PROJECT WISE                            13              PETER J. SOLOMON COMPANY

                           SUMMARY VALUATION ANALYSIS







PROJECT WISE                            14              PETER J. SOLOMON COMPANY

SUMMARY COMPARABLE COMPANY ANALYSIS

All publicly traded companies in the U.S. with a SIC of 7360, 7361 and 7362 with an enterprise value less than $70 million, provided by Bloomberg.


(Amounts in millions, except per share data)


                                        TICKER      PRICE @      FISCAL        SHARES         MARKET      ENTERPRISE      TTM
COMPANY                                 SYMBOL       8/4/99     YEAR END     OUTSTANDING      VALUE       VALUE (1)      SALES

------------------------------------------------------------------------------------------------------------------------------
                                              >
SOLOMON PAGE GROUP LTD.                 SOLP           $ 3.00     09/30/98             4.2        $12.5          $15.3     $51.9

--------------------------------------------------------------------------------------------------------------------------------

ASI Solutions Inc.                      ASIS           $ 8.50     03/31/99             6.5         55.6           69.8      59.7
Diversified Corporate Resources         HIR            $ 4.75     12/31/98             2.8         13.1            4.8      45.3
General Employment Enterprises          JOB            $ 5.94     09/31/98             4.4         26.3           17.4      35.6
LAI Worldwide Inc.                      LAIX           $ 5.88     02/28/99             8.0         47.1           30.9      44.0

--------------------------------------------------------------------------------------------------------------------------------

                                             PRICE AS A MULTIPLE OF              ENTERPRISE VALUE AS A MULTIPLE OF:
                                        ------------------------------------------------------------------------------
                                          LTM      CFY1999E       BOOK         LTM NET        LTM           LTM
COMPANY                                   EPS     EPS (2)        VALUE          SALES        EBITDA         EBIT

----------------------------------------------------------------------------------------------------------------------
SOLOMON PAGE GROUP LTD.                     10.0         NA          1.6x           29.4%         4.6x           5.6x

----------------------------------------------------------------------------------------------------------------------

ASI Solutions Inc.                          10.2       12.3          2.8x          116.9%         6.5x           8.4x
Diversified Corporate Resources              8.5        9.1          1.0x           10.5%         1.4x           1.9x
General Employment Enterprises               9.7         NA          2.3x           48.8%         3.4x           3.6x
LAI Worldwide Inc.                            nm       34.0 (3)      0.7x           70.3%           nm             nm

----------------------------------------------------------------------------------------------------------------------

                               -------------------------------------------------------------------------------------------
                               Average          9.5x      10.7x          1.7x           61.6%         3.8x           4.6x
                               Median           9.7x      10.7x          1.7x           59.6%         3.4x           3.6x

                               Maximum         10.2x      12.3x          2.8x          116.9%         6.5x           8.4x
                               Minimum          8.5x       9.1x          0.7x           10.5%         1.4x           1.9x
                               -------------------------------------------------------------------------------------------


(1) Market value of common stock plus all debt, less cash.
(2) Comparable company earning estimates based on IBES estimates per Bloomberg.
(3) Excluded as significant outlier.
Note: All multiples based on most recent fiscal year end or trailing twelve month results.
Source: Bloomberg



PROJECT WISE                            15              PETER J. SOLOMON COMPANY

DESCRIPTION OF COMPARABLE COMPANIES

ASI Solutions Inc.
    ASI Solutions Incorporated provides a variety of human resources outsourcing services for organizations. The Company's services include assessment and selection, training and development, customer contact monitoring, and employment process administration. ASI serves the telecommunications, consumer products, healthcare, financial services, and information technology industries.

Diversified Corporate Resources
    Diversified Corporate Resources, Inc. is an employment services firm. The Company provides professional and technical personnel on a permanent basis. Diversified serves high-end niche employment markets with a primary emphasis on the information technology market.

General Employment Enterprises
    General Employment Enterprises, Inc. provides professional staffing services in the areas of information technology, engineering, and accounting. The Company offers full-time and contract employee placement. General Employment operates in the United States.

LAI Worldwide Inc.
    LAI Worldwide, Inc. provides executive recruiting services, offering its services exclusively on a retained basis. The Company identifies, evaluates, and recommends qualified candidates for senior executive positions primarily at Fortune 500 and large, private companies. LAI operates offices throughout the United States.



PROJECT WISE                            16              PETER J. SOLOMON COMPANY

Summary Analysis of Selected Precedent Transactions

Based on "Going Private" Transactions of Companies with Enterprise Value Between $10 and $50 million from 1997 to Present.

(Dollars in Millions)                                                           Enterprise Value as a              Equity Value as a
                                                                           Enterprise Value as a Multiple of:           Multiple of:
                                                                           ---------------------------------            -----------
      Date       Acquiror Name                                Enterprise    LTM        LTM        LTM         Equity       LTM Net
    Annc'd              Target Name                           Value (a)    Sales      EBITDA      EBIT         Value       Income
-----------   ------------------------------------           ------------  ----------------------------      -----------------------

    Jul-99   Investor Group                                    $24.7        27.3 %     3.9 x      5.5 x       $28.6        14.8 x
                    Concord Fabrics Inc.

    Jun-99   Investor Group                                     12.4        20.3       3.6        3.9         $14.9         8.1
                    Winston Resources, Inc.

    Dec-98   SRC Holdings                                       42.6        43.8       5.1       10.4          28.8        11.5
                    Back Bay Restaurants Group Inc

    Sep-98   PH II Inc                                          14.3        73.1       4.0        4.9           8.7         4.8
                    THT Inc

    Aug-98   Malt Acquiring Inc                                 14.4        51.8       3.4        4.4          15.8         7.5
                    Lion Brewery Inc

    May-97   Oxford Automotive Inc                              19.1        20.5       7.1 (b)   15.9 (b)      19.5        27.9 (b)
                    Howell Industries Inc

    Mar-97   Hamilton Acquisition LLC                           30.9        23.7       4.7        6.1          36.2        11.0
                    Strober Organization Inc

    Jan-97   HIG Investment Group                               27.4        60.1        NA        7.0          21.5         8.3
                    Thermal Industries Inc

                                                           -------------------------------------------------------------------------
                                                           Mean             40.1 %      4.1 x     6.0 x                     9.4 x

                                                           Median           35.5 %      3.9 x     5.5 x                     8.3 x
                                                           -------------------------------------------------------------------------

Source:  Securities Data Company and other public sources.
(a) Enterprise value equals equity value plus debt less cash.
(b) Excluded as outlier.


PROJECT WISE                            17              PETER J. SOLOMON COMPANY

CONTROL PREMIUM ANALYSIS


(Dollars in Millions)                                                                                     1-Day   1-Week   4-Week
                                                                                                         Premium  Premium  Premium
Ann'cd                                                                                           TEV    Prior to  Prior to Prior to
Date       Target                   Business                       Acquirer                      Value   Annc.    Annc.    Annc.
-----------------------------------------------------------------------------------------------------------------------------------

 6/16/99   Winston Resources Inc    Personnel recruitment svcs     Investor Group                     $12.4  60.9%    42.3%    39.6%
12/24/98   COHR Inc                 Pvd outsourcing svcs           Investor Group                      29.7  66.4%    89.1%   116.7%
12/03/98   Vincam Group Inc         Provide temporary help svcs    Automatic Data Processing, Inc     287.7  24.3%    26.4%    39.2%
06/16/98   Personnel Management Inc Employment agency              Linsalata Capital Partners          37.5  25.5%    23.1%    23.1%
02/02/98   Source Services Corp     Provide help supply services   Romac International Inc            431.1  51.1%    56.7%    50.2%
08/14/97   Uniforce Services Inc    Pvd temporary personnel svcs   Comforce Corp                      133.7  37.6%    37.6%    52.6%
09/26/96   General Physics Corp     Provide training services      National Patent Development         70.4  16.6%    31.6%    36.0%
08/26/96   Career Horizons Inc      Pvd temporary personnel svcs   AccuStaff Inc                      835.8  34.4%    33.9%    64.0%
02/27/96   Brandon Systems Corp     Personnel agency, consulting   Interim Services Inc               162.7  32.2%    39.4%    29.8%
01/18/96   AMSERV Healthcare Inc    Pvd temp nursing employment    Star Multi Care Services Inc         7.9  14.6%    27.3%    20.6%


------------------------------------------------------------------------------------------------------------------------------------
High                                                                                                 $835.8  66.4%    89.1%   116.7%
Low                                                                                                    $7.9  14.6%    23.1%    20.6%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Median                                                                                               $102.1  33.3%    35.8%    39.4%
Mean                                                                                                 $200.9  36.4%    40.7%    47.2%
------------------------------------------------------------------------------------------------------------------------------------


---------------------------

Source: Transaction summary based on completed, controlling interest transactions in the employment help supply industry. Transactions with announcement dates between 01/01/96 and 07/30/99 for which purchase price multiples were available were considered. Target companies had to have an SIC code of 7361, 7363, 7389, 8741 or 8742. Sources include SDC, Mergerstat, HLHZ Control Premium Study, Bloomberg and public company filings.


PROJECT WISE                            18              PETER J. SOLOMON COMPANY

SUMMARY PREMIUM ANALYSIS

(Dollars in millions)

                                                ------------------------------------------------------------------------------------
Company Price Per Share                           $3.00       $3.30      $3.60      $3.90     $4.20    $4.50      $4.80        $5.10
                                                ------------------------------------------------------------------------------------

Premium (Discount) to Stock Prices

     Current Stock Price (8/4/99)       $3.000      0.0%      10.0%       20.0%     30.0%     40.0%     50.0%      60.0%       70.0%
     52 week High (7/2/99)              $3.250     (7.7)%      1.5%       10.8%     20.0%     29.2%     38.5%      47.7%       56.9%
     52 week Low (2/24/99)              $1.340    123.9%     146.3%      168.7%    191.0%    213.4%    235.8%     258.2%      280.6%

Shares Outstanding

     Shares Outstanding (a)                         4.2        4.2         4.2       4.2       4.2         4.2      4.2         4.2
     Equivalent Options Outstanding (b)             0.5        0.6         0.6       0.7       0.7         0.8      0.8         0.8
                                                   ----       ----        ----      ----      ----        ----     ----        ----
     Equivalent Shares Outstanding                  4.6        4.7         4.8       4.8       4.9         4.9      5.0         5.0

Total Equity Value                                $13.9      $15.5       $17.2     $18.8     $20.5       $22.1    $23.8       $25.4
Total Enterprise Value (c)                         16.7       18.3        20.0      21.6      23.3        24.9     26.6        28.2


Enterprise Value as a Multiple:
                         LTM
Revenues                 $51.9                     32.1%      35.3%       38.5%     41.7%     44.8%       48.0%    51.2%       54.4%
EBITDA                    $3.5                      4.8 x      5.3 x       5.8 x     6.3 x     6.7 x       7.2 x    7.7 x       8.2x
EBIT                      $2.8                      5.9 x      6.5 x       7.1 x     7.7 x     8.3 x       8.9 x    9.5 x      10.1x

Equity Value as a Multiple:
EPS                      $0.31                      9.5 x     10.5 x      11.4 x    12.4 x    13.3 x      14.3 x   15.3 x      16.2x

---------------------------
(a) Source: Company Press Release as of August 4, 1999.
(b) Source: Company  Form 10-K dated  September  30, 1998.  Represents  treasury stock method applied to outstanding options at a weighted average exercise price of $1.95.
(c) Source: Total cash and debt per Company Form 10-Q ended March 31, 1999.




PROJECT WISE                            19              PETER J. SOLOMON COMPANY

                                  PROJECT WISE

                              DISCUSSION MATERIALS

                                November 12, 1999

                            PETER J. SOLOMON COMPANY
                                     LIMITED

                                  PROJECT WISE

                    SUMMARY CAPITALIZATION AND VALUATION DATA
                  (Dollars in Thousands, except per share data)

                          Stock Information                   FYE Financial Information (9/30/99)
--------------------------------------------------------     --------------------------------------
Ticker Symbol                                      SOLP      Net Sales                  $56,092
Stock Exchange                                     NASD      EBITDA                       4,533

Stock Price as of November 11, 1999               $2.00      EBIT                         3,873
Fiscal year end                                  Sep-99      Net Income                   2,221 (A)

                                                             Earnings per Share           $0.51 (B)
52-Week Stock Price

                   High         08/16/1999        $3.44             Projected EBITDA
                                                            ---------------------------------------
                   Low          02/18/1999         1.34
                                                            EBITDA LTM 12/31/99 (c)      $5,110
                                                            EBITDA FYE 9/30/00 (d)        4,336


               Capitalization
  ---------------------------------------
                                    As of
                                 09/30/99
                                 --------
  CURRENT DEBT                       $850
  LONG TERM DEBT                      750
                                 --------
  Total Debt                        1,600
  Shareholders' Equity              7,900
                                 --------
    Total Capitalization           $9,500
 ---------------------------     ========

 Total Debt/ Total Capitalization   16.8%
 Total Debt/EBITDA                   0.4x
 EBITDA/Interest Expense            17.4x


      Market Capitalization and Firm Value                                Valuation
---------------------------------------------------      -------------------------------------------
Stock Price as of November 11, 1999           $2.00      Enterprise Value as a Multiple of FYE 1999:
                                                         ------------------------------------------
Shares Outstanding (d)                        4,152      Net Sales                           15.0%

         Option Equivalent Shares (d)           185      EBITDA                               1.9 x
                                              -----
         Equity Value                         8,675      EBIT                                 2.2
Plus: Total Debt (as of 9/30/99)              1,600
Less: Cash (as of 9/30/99) (e)               (1,836)     P/E Ratio:
                                             ------
         Enterprise Value                    $8,439      FYE 9/30/99 EPS                      3.9 x


                                                         Enterprise Value as a Multiple:
                                                         -------------------------------
                                                         EBITDA LTM 12/31/99                  1.7 x

                                                         EBITDA FYE 9/30/00                   1.9


   Common Stock Ownership by Category (f)
   --------------------------------------

                           Common     Percent
                            Shares    of Total
                           -------------------

   HERBERT SOLOMON         507,600     12.2%
   LLOYD SOLOMON           785,000     18.9%
   SCOTT PAGE              601,900     14.5%
                         -------------------
     Total Insiders (g)  1,894,500     45.6%
                         -------------------
   NEUBERGER&BERMAN         82,475      2.0%
   BARCLAYS BANK PLC         2,500      0.1%

   Other Institutions            0      0.0%
                         -------------------
     Total Institutions     84,975      2.0%
   Public and Other      2,172,807     52.3%
                         -------------------
     Total Shares        4,152,282    100.0%


----------------------------
(a) Net income is calculated assuming a 40% tax rate applied to pretax income.
(b) Assumes 4.34 million fully-diluted shares outstanding: 4.15 million primary shares and 0.19 million option equivalent shares.
(c) LTM EBITDA calculation assumes EBITDA for the quarter ending 12/31/99 is equal to 25% of projected EBITDA for the FYE 9/30/00.
(d) Source: As per Management.
(e) Includes cash and cash equivalents of $0.3 million and investments of $1.5 million.
(f) Source: As per Management and Bloomberg.
(g) Total Insiders includes only those executives and directors who are part of the management buyout group.

                                  PROJECT WISE

                          CONSOLIDATED INCOME STATEMENT
                  (Dollars in Thousands, except per share data)

                                                                                  Historical                               Projected
                                                           --------------------------------------------------------        ---------
Fiscal Year Ended September 30,                               1996            1997            1998          1999            2000 (a)
-------------------------------                            --------         -------        --------       ---------         --------
Revenue                                                     $17,166         $28,996         $44,639         $56,092         $60,598

Operating Income (EBIT)                                         509           1,691           1,622           3,873           3,586

Net Income (b)                                              $   438         $ 1,101         $   920         $ 2,221         $ 2,085
                                                            =======         =======         =======         =======         =======

Diluted Weighted Average Shares                               5,464           5,634           5,985           4,338           4,338
Diluted EPS (b)                                             $  0.08         $  0.20         $  0.15         $  0.51         $  0.59

Calculation of EBITDA:
EBIT                                                        $   509         $ 1,691         $ 1,622         $ 3,873         $ 3,586
D&A                                                             241             337             515             660             750
                                                            -------         -------         -------         -------         -------
EBITDA                                                      $   750         $ 2,029         $ 2,137         $ 4,533         $ 4,336
Growth and Margins:

Revenue Growth                                                134.2%           68.9%           53.9%           25.7%            8.0%
EBITDA                                                          4.4%            7.0%            4.8%            8.1%            7.2%
EBIT                                                            3.0%            5.8%            3.6%            6.9%            5.9%
Net Income (b)                                                  2.5%            3.8%            2.1%            4.0%            3.4%

-------------
Source: Company Form 10-K
(a) As per Management projections.
(b) Net Income is calculated assuming a 40% tax rate applied to pretax income.

                                  PROJECT WISE
                        INCOME STATEMENT DATA BY DIVISION
                (Dollars in Thousands, except per share amounts)


                                                        Revenue                                 EBITDA (a)
                                        ----------------------------------------  -------------------------------------------
                                        1998           1999           2000 P          1998           1999             2000 P
                                        -----         ------          -------        -------        -----            --------

PERMANENT STAFFING

Capital Markets                         $4,251         $8,945         $6,050         $1,678         $3,272             $1,886
Accounting NY                            1,062          1,839          1,675            163            505                418
Accounting CA                              572            604            500             38            191                137
Fashion                                    602            754            775            201            259                269
IT Perm                                  3,581          3,451          3,575          1,138            993              1,101
Admin                                      850          1,193            975            147            195                154
Healthcare NY                            1,547          1,521          1,600            455            391                397
Healthcare CA                              620            403          1,470            124             34                446
HR Perm                                    969            898          1,000            262            155                233
Legal                                    1,299            877            950            511            311                320
Publishing                               2,241          2,293          2,375            924            918                840
                                      ---------   ------------   ------------      ---------   ------------   ----------------

------------------------------------------------------------------------------------------------------------------------------
Total - Permanent Staffing             $17,593        $22,779        $20,945         $5,641         $7,226             $6,200
------------------------------------------------------------------------------------------------------------------------------

TEMPORARY STAFFING

ITP                                    $22,762        $23,989        $22,281         $2,932         $3,210             $2,356
Acctg. Temp - NY                         2,020          2,776          3,902            300            318                666
Acctg. Temp - CA                         1,199          2,730          5,346            132            371                987
HR Temp NY                               1,065          2,972          5,026           (241)           273                912
Legal Temp                                   -            750          1,599              -            171                299
                                      ---------   ------------   ------------      ---------   ------------   ----------------

-----------------------------------------------------------------------------------------------------------------------------------
Total - Temporary Staffing             $27,045        $33,217        $38,153         $3,123         $4,342             $5,220
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Banker's Registry                            -            $96         $1,500              -            $22               $396
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Divisional Total                       $44,639        $56,092        $60,598         $8,764        $11,590            $11,816
-----------------------------------------------------------------------------------------------------------------------------------


                                      ---------------------------------------------------------------------------------------------
                                      Adjustment to include corporate allocations   ($6,627)       ($7,057)           ($7,480)

                                      Consolidated EBITDA                            $2,137         $4,533             $4,336
                                                                                    =======        =======            =============

                                      ----------------------------------------------------------------------------------------------

----------------------------
(a)  Excludes corporate allocations.

                                  PROJECT WISE
                        INCOME STATEMENT DATA BY DIVISION
                (Dollars in Thousands, except per share amounts)


                                                         Revenue Growth                                 EBITDA Margin (a)
                                         -------------------------------------------         ---------------------------------------
                                                1998        1999           2000 P              1998          1999         2000 P
                                         --------------   -----------     ----------         -------        -----        -----------

PERMANENT STAFFING

Capital Markets                                  -            110%           -32%              39.5%         36.6%        31.2%
Accounting NY                                    -             73%            -9%              15.4%         27.5%        24.9%
Accounting CA                                    -              6%           -17%               6.7%         31.7%        27.4%
Fashion                                          -             25%             3%              33.3%         34.4%        34.7%
IT Perm                                          -             -4%             4%              31.8%         28.8%        30.8%
Admin                                            -             40%           -18%              17.3%         16.3%        15.8%
Healthcare NY                                    -             -2%             5%              29.4%         25.7%        24.8%
Healthcare CA                                    -            -35%           265%              20.0%          8.5%        30.3%
HR Perm                                          -             -7%            11%              27.1%         17.2%        23.3%
Legal                                            -            -32%             8%              39.4%         35.5%        33.7%
Publishing                                       -              2%             4%              41.2%         40.1%        35.4%

--------------------------------------------------------------------------------------------------------------------------------
Total - Permanent Staffing                     22%             29%            -8%              32.1%         31.7%        29.6%
--------------------------------------------------------------------------------------------------------------------------------

TEMPORARY STAFFING

ITP                                              -              5%            -7%              12.9%         13.4%        10.6%
Acctg. Temp - NY                                 -             37%            41%              14.9%         11.4%        17.1%
Acctg. Temp - CA                                 -            128%            96%              11.0%         13.6%        18.5%
HR Temp NY                                       -            179%            69%             -22.7%          9.2%        18.1%
Legal Temp                                       -               -           113%                  -         22.8%        18.7%

--------------------------------------------------------------------------------------------------------------------------------
Total - Temporary Staffing                     86%             23%            15%              11.5%         13.1%        13.7%
--------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
Divisional Total                               54%             26%             8%              19.6%         20.7%        19.5%
--------------------------------------------------------------------------------------------------------------------------------

                                                   -----------------------------------------------------------------------------

                                                   Consolidated EBITDA Margins (b)              4.8%          8.1%         7.2%

                                                   -----------------------------------------------------------------------------


---------------------
(a)  Excludes corporate allocations.
(b)  Includes corporate allocations.

                                  PROJECT WISE

                        CONSOLIDATED ANNUAL BALANCE SHEET
                             (Dollars in Thousands)

                                                                         Historical                            Projected
                                                 -----------------------------------------------------      -----------------
Fiscal Year Ended September 30,                     1997                    1998                1999              2000 (a)
-------------------------------                  --------          --------------          -----------      -----------------
Current Assets:
         Cash and Cash Equivalents (b)             $2,560                  $2,650              $1,836             $3,033
         Accounts Receivable                        7,378                  10,161              11,420             10,920
         Other Current Assets                         298                     246                 263                263
                                                  --------         ---------------         -----------        -----------
               Total Current Assets                10,236                  13,057              13,519             14,216
Net Plant, Property & Equipment                     1,457                   2,115               2,258              1,898
Intangible Assets                                     754                   1,019               1,445              1,255
Other Non-Current Assets                              368                     544                 633                633
                                                  --------         ---------------         -----------        -----------
TOTAL ASSETS                                      $12,815                 $16,735             $17,855            $18,002
                                                  ========         ===============         ===========        ===========

Current Liabilities:
         Current Portion of Long-Term Debt             $0                  $3,100                $850             $1,100
         Accounts Payable and Accrued Expenses        968                     968               1,538              1,539
         Accrued Payroll and Commissions            2,494                   3,498               4,226              3,976
         Other Current Liabilities                    602                     585               1,952                727
                                                  --------         ---------------         -----------        -----------
               Total Current Liabilities            4,064                   8,151               8,567              7,342
Long-Term Debt                                         36                       0                 750                250
Other Long-Term Liabilities                           384                     545                 638                600
Shareholders Equity                                 8,331                   8,040               7,900              9,810
                                                  --------         ---------------         -----------        -----------
TOTAL LIABILITIES & EQUITY                        $12,815                 $16,735             $17,855            $18,002
                                                  ========         ===============         ===========        ===========

-------------------------------------------------------------------------------------------------------------------------
Working Capital (c)                                $3,612                  $5,356              $3,966             $4,941
-------------------------------------------------------------------------------------------------------------------------

--------------
Source: Company Form 10-K.
(a)  As provided by Management.
(b)  Includes  cash  and  cash   equivalents   and   short-term   and  long-term
     investments.
(c) Working capital reflects (i) current assets less cash and cash equivalents minus (ii) current liabilities less short term debt.

                                  PROJECT WISE

                      CONSOLIDATED QUARTERLY BALANCE SHEET
                             (Dollars in Thousands)

                                                                Four Quarters - 1999
                                                 -----------------------------------------------------      -----------------
                                                 12/31/98             3/31/99                6/30/99         9/30/99(a)
                                                 --------          --------------          -----------      -----------------
Current Assets:
         Cash and Cash Equivalents (b)             $1,545                  $2,079              $2,405             $1,836
         Accounts Receivable                        9,807                  10,469              10,838             11,420
         Other Current Assets                         200                     352                 406                263
                                                  --------         ---------------         -----------        -----------
               Total Current Assets                11,552                  12,900              13,649             13,519
Net Plant, Property & Equipment                     2,391                   2,356               2,235              2,258
Intangible Assets                                     990                     962                 933              1,445
Other Non-Current Assets                              604                     623                 638                633
                                                  --------         ---------------         -----------        -----------
TOTAL ASSETS                                      $15,537                 $16,841             $17,455            $17,855
                                                  ========         ===============         ===========        ===========

Current Liabilities:
         Current Portion of Long-Term Debt         $3,839                  $2,339                $500               $850
         Accounts Payable and Accrued Expenses        860                   1,001               1,278              1,538
         Accrued Payroll and Commissions            2,418                   3,164               4,878              4,226
         Other Current Liabilities                    719                   1,412               1,566              1,952
                                                  --------         ---------------         -----------        -----------
               Total Current Liabilities            7,836                   7,916               8,222              8,567
Long-Term Debt                                          0                   1,000                 875                750
Other Long-Term Liabilities                           568                     592                 615                638
Shareholders Equity                                 7,133                   7,333               7,743              7,900
                                                  --------         ---------------         -----------        -----------
TOTAL LIABILITIES & EQUITY                        $15,537                 $16,841             $17,455            $17,855
                                                  ========         ===============         ===========        ===========

-------------------------------------------------------------------------------------------------------------------------
Working Capital (c)                                $6,010                  $5,244              $3,522             $3,966
-------------------------------------------------------------------------------------------------------------------------

--------------
Source: Company Form 10-Q.
(a)  As provided by Management.
(b)  Includes  cash  and  cash   equivalents   and   short-term   and  long-term
     investments.
(c) Working capital reflects current assets less cash and cash equivalents less current liabilities plus short term debt.

                                  PROJECT WISE

                            SUMMARY OWNERSHIP PROFILE
                             (Amounts in Thousands)

                                                                   % of         Shares Issuable
                                                 Total           Common          upon Exercise      Total
                                                Common            Stock            of Stock       Beneficial            % of
                                                Shares          Outstanding       Options (d)     Ownership             Total
                                               ------------------------------------------------------------------------------

Inside Owners Particpating in MBO (a)
Herbert Solomon                                    507.6          12.2 %            350.0            857.6             13.4 %
Lloyd Solomon                                      785.0          18.9              350.0          1,135.0             17.7
Scott Page                                         601.9          14.5              350.0            951.9             14.8
                                               -----------------------------------------------------------------------------
   Insiders Participating in MBO                 1,894.5          45.6            1,050.0          2,944.5             45.9
                                               -----------------------------------------------------------------------------

Other Executives and Directors (a)
Eric M. Davis                                      110.0           2.6               46.7            156.7              2.4
Edward Ehrenberg                                     0.0           0.0               17.5             17.5              0.3
Joel A. Klarreich                                    0.0           0.0               17.5             17.5              0.3
Other Executive Officers and Directors               0.0           0.0                0.0              0.0              0.0
                                               -----------------------------------------------------------------------------
   Total Other Executives and Directors            110.0           2.6               81.7            191.7              3.0
                                               -----------------------------------------------------------------------------

Institutions (b)
Neuberger & Berman                                  82.5           2.0                 -              82.5              1.3
BZW Barclays                                         2.5           0.1                 -               2.5              0.0
Other Institutions                                   0.0           0.0                 -               0.0              0.0
                                               -----------------------------------------------------------------------------
   Total Institutions                               85.0           2.0                 -              85.0              1.3
                                               -----------------------------------------------------------------------------

                                               -----------------------------------------------------------------------------
Public and Other                                 2,062.8          49.7           1,133.9           3,196.7             49.8
                                               -----------------------------------------------------------------------------

Total Shares Outstanding (c)                     4,152.3         100.0 %         2,265.6           6,417.9            100.0 %
                                               =============================================================================

--------------------------------------------
(a) Source: Company's Proxy Statement dated April 15, 1999 and Management as of September 30, 1999.
(b) Source: Bloomberg.
(c) Source: As per Management as of September 30, 1999.
(d) Includes options held by directors and executive officers, as provided by Company's Proxy Statement dated April 15, 1999. Total outstanding options (including out-of-the money options) as provided by Company 10-K dated September 30, 1998.

                                  PROJECT WISE

                                OPTIONS ANALYSIS

        Options Outstanding Report Summary:  Analysis at Various Share Buyback Prices
        ----------------------------------   ------------------------------------------------------------------------------

Option               Options                              Price Range per Share for Buyback
  Price            Outstanding         $   2.00      $   2.50     $ 3.00        $   3.50    $    4.00           $     4.50
 ------           ------------         --------      --------     -------       --------    ----------          ----------

 $0.563              6,000               $8,625       $11,625     $14,625        $17,625       $20,625             $23,625
  0.625              5,000                6,875         9,375      11,875         14,375        16,875              19,375
  1.000             10,000               10,000        15,000      20,000         25,000        30,000              35,000
  1.284            371,334              266,001       451,668     637,335        823,002     1,008,669           1,194,336
  1.375            450,000                    -             -           -              -             -                   -
  1.410              4,000                2,360         4,360       6,360          8,360        10,360              12,360
  1.660             23,500                8,000        19,750      31,500         43,250        55,000              66,750
  1.560              5,000                2,200         4,700       7,200          9,700        12,200              14,700
  1.626              6,000                2,244         5,244       8,244         11,244        14,244              17,244
  1.750             26,000                6,500        19,500      32,500         45,500        58,500              71,500
  1.840              1,000                  160           660       1,160          1,660         2,160               2,660
  1.875              6,000                  750         3,750       6,750          9,750        12,750              15,750
  1.880             22,500                2,700        13,950      25,200         36,450        47,700              58,950
  2.019            213,250                    -       102,625     209,250        315,875       422,500             529,125
  2.060            203,532                    -             -           -              -             -                   -
  2.125             20,000                    -         7,500      17,500         27,500        37,500              47,500
  2.219              1,000                    -           281         781          1,281         1,781               2,281
  2.250              2,500                    -           624       1,874          3,124         4,374               5,624
  2.270            396,468                    -             -           -              -             -                   -
  2.355             51,000                    -         7,380      32,880         58,380        83,880             109,380
  2.375             10,000                    -         1,250       6,250         11,250        16,250              21,250
  2.430              1,000                    -            70         570          1,070         1,570               2,070
  2.579            157,500                    -             -      66,250        145,000       223,750             302,500
  2.560              2,500                    -             -       1,100          2,350         3,600               4,850
  2.630              1,000                    -             -         370            870         1,370               1,870
  3.672              2,500                    -             -           -              -           820               2,070
  2.680                  -                    -             -           -              -             -                   -
  2.750             22,000                    -             -       5,500         16,500        27,500              38,500
  2.813             37,500                    -             -       7,012         25,763        44,513              63,263
  2.844              5,000                    -             -         780          3,280         5,780               8,280
  2.875              5,000                    -             -         625          3,125         5,625               8,125
  3.199            151,000                    -             -           -         45,500       121,000             196,500
  3.250              5,000                    -             -           -          1,250         3,750               6,250
  3.350             25,000                    -             -           -          3,750        16,250              28,750
  3.500             10,500                    -             -           -              0         5,250              10,500
  3.688              6,000                    -             -           -              -         1,872               4,872
                 ----------

Total Including H. Solomon & S. Page Options                                 Proceeds Necessary for Vested Options
------------------------------------------------------------------------------------------------------------------------------------

                 2,265,584               $316,415     $679,312   $1,153,491    $1,711,783    $2,318,017          $2,925,809
------------------------------------------------------------------------------------------------------------------------------------

Total Excluding H. Solomon, L. Solomon & S. Page Options
-----------------------------------------------------------
                 1,215,584
-----------------------------------------------------------

*  BOLD = H. Solomon, L. Solomon & S. Page Options

                                  PROJECT WISE
                           ANALYSIS AT VARIOUS PRICES
                  (Dollars in Thousands, except per share data)

                                                      ------------------------------------------------------------------------------
Company Price Per Share                               $2.50   $2.75    $3.00   $3.25    $3.50    $3.75   $4.00    $4.25     $4.50
                                                      ------------------------------------------------------------------------------

Premium (Discount) to Stock Prices

   Current Stock Price @ November 11, 1999   $2.00    25.0%    37.5%    50.0%    62.5%    75.0%   87.5%   100.0%   112.5%   125.0%
   52 week High August 16, 1999              $3.44   (27.3%)  (20.0%)  (12.7%)   (5.5%)    1.8%    9.1%    16.4%    23.6%    30.9%
   52 week Low February 18, 1999             $1.34    86.0%   104.6%   123.2%   141.9%   160.5%  179.1%   197.7%   216.3%   234.9%


Shares Outstanding

   Shares Outstanding                                4,152    4,152    4,152     4,152    4,152   4,152    4,152    4,152   4,152
   Equivalent Options Outstanding                      339      418      489       551      611     664      710      751     787
                                                     -----    -----    -----     -----    -----   -----    -----    -----   -----
   Equivalent Shares Outstanding                     4,491    4,570    4,641     4,704    4,763   4,816    4,862    4,903   4,939

Total Equity Value                                 $11,228  $12,567  $13,923   $15,286  $16,671 $18,059  $19,449  $20,838 $22,227
Total Enterprise Value (a)                          10,992   12,332   13,688    15,051   16,435  17,824   19,213   20,602  21,991

Enterprise Value as a Multiple:
FYE 9/30/99
Revenues                       $56,092               19.6%    22.0%    24.4%     26.8%    29.3%   31.8%    34.3%    36.7%   39.2%
EBITDA                           4,533                2.4x     2.7x     3.0x      3.3x     3.6x    3.9x     4.2x     4.5x    4.9x
EBIT                             3,873                2.8x     3.2x     3.5x      3.9x     4.2x    4.6x     5.0x     5.3x    5.7x

LTM EBITDA 12/31/99             $5,110                2.2x     2.4x     2.7x      2.9x     3.2x    3.5x     3.8x     4.0x    4.3x
FYE EBITDA 9/30/00               4,336                2.5x     2.8x     3.2x      3.5x     3.8x    4.1x     4.4x     4.8x    5.1x

Equity Value as a Multiple:
FYE 9/30/99 EPS                  $0.51                4.9x     5.4x     5.9x      6.3x     6.8x    7.3x     7.8x     8.3x    8.8x

-------------------------------
(a) Source: Total cash and debt as per Management.

                                  PROJECT WISE

                                FUNDING ANALYSIS
                  (Dollars in Thousands, except per share data)


Current Shares Outstanding (a)                             2,258
Options Shares Outstanding (b)                             1,216
                                                           -----
Common Shares and Options Outstanding excluding MBO Group  3,473




Purchase Price                                              $2.50          $3.00      $3.50      $4.00       $4.50
-------------------------------------------------------------------------------------------------------------------

Premium to Price as of November 11, 1999                    25.0%          50.0%      75.0%     100.0%      125.0%

Cost of Purchasing Outside Shares                         $5,644          $6,773    $7,902     $9,031     $10,160
Cost of Purchasing Outside Options (c)                     1,963           3,047     4,225      4,862       5,470
                                                        --------         -------   -------    -------     -------
      Total Cost of Purchasing Outside Equity             $7,607          $9,820   $12,127    $13,893     $15,630

Adjustments
      Available Cash and Cash Equivalents (d)              ($836)          ($836)    ($836)     ($836)      ($836)
      Proceeds from Exercise of Options (c)               (1,283)         (1,893)   (2,513)    (2,544)     (2,544)
      Transaction Costs                                      600             600       600        600         600
                                                        --------         -------   -------    -------     -------
Total Adjustments                                         (1,519)         (2,129)   (2,749)    (2,780)     (2,780)

                                                        ---------------------------------------------------------
Total Cost of Transaction                                 $6,088          $7,691    $9,378    $11,113     $12,850
                                                        ---------------------------------------------------------

Repayment of Existing Debt                                 1,600           1,600     1,600      1,600       1,600
                                                        --------         -------   -------    -------     -------

Total Leverage on New Company                             $7,688          $9,291   $10,978    $12,713     $14,450
                                                        ========         =======   =======    =======     =======


Debt/FYE 1999 EBITDA (e)                                     1.7x            2.0x      2.4x       2.8x        3.2x
FYE 1999 EBITDA/Interest Expense (e)                         6.6x            5.4x      4.6x       4.0x        3.5x

Debt/FYE 2000 EBITDA (e)                                     1.8x            2.1x      2.5x       2.9x        3.3x
FYE 2000 EBITDA/Interest Expense (e)                         6.3x            5.2x      4.4x       3.8x        3.3x

------------------------------------------
(a) Excludes common shares owned by Herb Solomon, Lloyd Solomon and Scott Page.
(b) Excludes options owned by Herb Solomon, Lloyd Solomon and Scott Page.
(c) Includes only those options that are in-the-money relative to the offer price and excludes options owned by Herb Solomon, Lloyd Solomon and Scott Page.
(d) Assumes company maintains a minimum cash balance of $1 million.
(e) Assumes amount to complete MBO funded with senior bank debt with a 9% coupon.

xx
                                  PROJECT WISE

                   SUMMARY HISTORICAL STOCK PRICE PERFORMANCE
                  Summary of Solomon Page Closing Stock Prices


       Daily for the                                              Closing Stock Prices
     Following Periods:           Time Period           High         Low       Average          Median
----------------------------      -----------         -------     ---------    -------        ----------

 11/04/99    -     11/11/99       LAST WEEK           $2.063        $1.875      $1.958          $1.938
 10/28/99    -     11/11/99       LAST 14 DAYS         2.063         1.875       1.966           2.000
 10/12/99    -     11/11/99       LAST 30 DAYS         2.375         1.875       2.077           2.063
 09/24/99    -     11/11/99       LAST 45 DAYS         2.813         1.875       2.219           2.156
 09/10/99    -     11/11/99       LAST 60 DAYS         2.844         1.875       2.338           2.250
 08/13/99    -     11/11/99       LAST 90 DAYS         3.188         1.875       2.514           2.625
 05/14/99    -     11/11/99       LAST 180 DAYS        3.250         1.750       2.524           2.563

 11/11/98    -     11/11/99       LAST 1 YEAR          3.250         1.344       2.130           2.063
 11/11/97    -     11/11/99       LAST 2 YEARS         4.875         1.344       2.632           2.531
 11/12/96    -     11/11/99       LAST 3 YEARS         4.875         1.313       2.610           2.625



Source:  Bloomberg.

                                  PROJECT WISE
            Selected Comparable Companies: Human Resources Industry

SELECTED COMPARABLE COMPANIES - HUMAN RESOURCES INDUSTRY
* All publicly traded companies in the U.S. with a SIC 7361 (Employment Agencies) with an enterprise value less than $70 million, provided by Bloomberg.

(Amounts in millions, except per share data)



                                  TICKER    PRICE @    FISCAL        SHARES     MARKET   ENTERPRISE      TTM
COMPANY                           SYMBOL    11/11/99  YEAR END    OUTSTANDING   VALUE    VALUE (a)      SALES
--------------------------------------------------------------------------------------------------------------

PROJECT WISE                         -      $ 2.00     09/30/99       4.3       $8.7       $8.4        $56.1

--------------------------------------------------------------------------------------------------------------

ASI Solutions Inc.                ASIS      $ 3.69     03/31/99       6.7       24.8       38.3         63.9
Diversified Corporate Resources   HIR       $ 3.25     12/31/98       2.8        9.0       11.8         51.0
General Employment Enterprises    JOB       $ 4.81     09/30/98       4.6       22.2       12.2         36.7
Joule Inc.                        JOL       $ 1.88     09/30/98       3.7        6.9       12.8         62.9

--------------------------------------------------------------------------------------------------------------

                                       PRICE AS A MULTIPLE OF:                       ENTERPRISE VALUE AS A MULTIPLE OF:
                                  -------------------------------------------------------------------------------------------
                                   LTM         CFY1999E          BOOK           LTM NET           LTM                  LTM
COMPANY                            EPS        EPS (b)           VALUE            SALES           EBITDA               EBIT
-----------------------------------------------------------------------------------------------------------------------------

PROJECT WISE                       3.9x          3.4x             1.1x           15.0%           1.9x                  2.2x

-----------------------------------------------------------------------------------------------------------------------------

ASI Solutions Inc.                  7.5           9.5              1.2           59.9%            4.0  (c)              5.4
Diversified Corporate Resources    11.2          13.0              0.7           23.1%            4.0                   6.6
General Employment Enterprises      7.2            NA              2.2           33.3%            2.5                   2.6
Joule Inc.                          7.8            NA              0.9           20.4%            4.7                   6.2

-----------------------------------------------------------------------------------------------------------------------------

                  Average           8.4x         11.2x             1.2x          34.2%            3.8x                  5.2x
                  Median            7.7          11.2              1.0           28.2%            4.0                   5.8

                  Maximum          11.2          13.0              2.2           59.9%            4.7                   6.6
                  Minimum           7.2           9.5              0.7           20.4%            2.5                   2.6


(a) Market value of common stock plus all debt, less cash.
(b) Comparable company earning estimates based on IBES estimates per Bloomberg.
(c) LTM  9/30/99   EBITDA  for  ASI  Solutions  Inc.   assumes   depreciation  &
    amortization to be same as that for LTM 6/30/99.
Note: All multiples based on most recent fiscal year end or trailing twelve month results.
Source: Bloomberg

                                  PROJECT WISE
            SELECTED COMPARABLE COMPANIES - HUMAN RESOURCES INDUSTRY

COMPANY DESCRIPTIONS


ASI Solutions Inc.
      ASI Solutions Incorporated provides a variety of human resources outsourcing services for organizations. The Company's services include assessment and selection, training and development, customer contact monitoring, and employment process administration.

Diversified Corporate Resources
      Diversified Corporate Resources, Inc. is an employment services firm. The Company provides professional and technical personnel on a permanent basis. Diversified serves high-end niche employment markets with a primary emphasis on the information technology.

General Employment Enterprises
      General Employment Enterprises, Inc. provides professional staffing services in the areas of information technology, engineering, and accounting. The Company offers full-time and contract employee placement. General Employment operates in the United States.

Joule Inc.
      Joule Inc. supplies temporary personnel to business and industry clients through 17 branch offices. The company's technical staffing covers engineering, scientific, and information technology jobs by providing workers such as architects, chemists, and programmers.

                                  PROJECT WISE
               SUMMARY ANALYSIS OF SELECTED PRECEDENT TRANSACTIONS

* Based on "Going Private" Transactions of Companies with Enterprise Value Between $10 and $50 million from 1997 to Present.


(Dollars in Millions)                                                                                                Equity Value as
                                                                        Enterprise Value as a Multiple of:            a Multiple of:
                                                                        -------------------------------------------- ---------------
  Date           Acquiror Name                            Enterprise       LTM      LTM         LTM           Equity       LTM Net
Annc'd              Target Name                            Value (a)       Sales    EBITDA      EBIT          Value         Income
--------    ------------------------------------------    -----------    ---------------------------------  ------------------------

 Jul-99     Investor Group                                    24.7         27.3%      3.9x     5.5x           $28.6         14.8 x
                    Concord Fabrics Inc.

 Jun-99     Investor Group                                    12.4         20.3       3.6       3.9             14.9          8.1
                    Winston Resources, Inc.

 Dec-98     SRC Holdings                                      42.6         43.8       5.1      10.4             28.8         11.5
                    Back Bay Restaurants Group Inc

 Sep-98     PH II Inc                                         14.3         73.1       4.0       4.9              8.7          4.8
                    THT Inc

 Aug-98     Malt Acquiring Inc                                14.4         51.8       3.4       4.4             15.8          7.5
                    Lion Brewery Inc

 May-97     Oxford Automotive Inc                             19.1         20.5       7.1 (b)  15.9(b)          19.5         27.9(b)
                    Howell Industries Inc

 Mar-97     Hamilton Acquisition LLC                          30.9         23.7       4.7       6.1             36.2         11.0
                    Strober Organization Inc

 Jan-97     HIG Investment Group                              27.4         60.1        NA       7.0             21.5          8.3
                    Thermal Industries Inc

                                                             -----------------------------------------------------------------------
                                                             Mean          40.1%      4.1x      6.0x                          9.4x

                                                             Median        35.5 %     3.9x      5.5x                          8.3x
                                                             -----------------------------------------------------------------------

Source:  Securities Data Company and other public sources.
(a) Enterprise value equals equity value plus debt less cash.
(b) Excluded as outlier.

                                  PROJECT WISE

                               MBO FINANCING MODEL

TABLE OF CONTENTS                                    ASSUMPTIONS
-----------------------------------------------      ----------------------------------------------------------------------

TABLES:                                              - Transaction closed on the date of the most recent FYE 9/30/99
                                                     - Purchase price of $3.50 per share
Sources and Uses                        Page 2       - Management Group includes Herb Solomon, Lloyd Solomon and Scott Page
Purchase Multiples
Pro Forma Capitalization Analysis


Coverage Ratios                         Page 3
Summary Financial Results


Capitalization - Year End               Page 4
Asset Coverage


Income Statement Assumptions            Page 5
Balance Sheet Assumptions
Margin Analysis


Consolidated Statements of Operations   Page 6


Opening Balance Sheet                   Page 7


Consolidated Balance Sheet              Page 8


Consolidated Statements of Cash Flow    Page 9


Debt Amortization Schedule              Page 10


Property & Equipment Schedule           Page 11
Debt Amortization Schedule


Equity Valuation and IRR Analysis       Page 12
Terminal Value Multiple Assumptions


                                  PROJECT WISE


FINANCIAL SUMMARY
SOURCES AND USES
----------------------------------------------------------------
USES:
Current Share Price @ November 11, 1999                   $2.00

Assumed Purchase Price per Share                          $3.50
Total Shares Purchased (including options) (a)            3,465
                                                        -------
Purchase Price of Total Common Outstanding Shares       $12,127


Plus:
   Proceeds of Exercised Options                        ($2,513)
   Transaction Expenses                                    $600

   Repayment of Existing Debt                             1,600
Less: Available Cash and Marketable Securities             (836)
                                                           -----
     Total Cost of Acquisition                          $10,978

SOURCES:
Revolving Credit Facility                                $4,978
Bank Term Loan                                           6,000
                                                         -----
     Total Sources:                                     $10,978

===============================================================
(a) Total shares purchased does not include shares and options owned by Management Group.

 PURCHASE MULTIPLES
 ----------------------------------------------------------------------------------------------------
 Equity Value                        $16,671 (a)
    Plus: Net Debt                      (236)
                                        -----

  Adjusted Enterprise Value           $16,435                                                    Net
                                                  Sales         EBITDA          EBIT          Income
                                                  -----         ------          ----          ------
 Purchase Multiples
                             1999                 0.29 x        3.63 x          4.24 x        8.19 x
                             2000                 0.27 x        3.79 x          4.62 x       10.55 x
                             2001                 0.27 x        3.79 x          4.40 x        9.37 x
 ===================================================================================================

 (a) The Treasury Method is used to calculate option equivalent shares outstanding in determining Equity Value.

PRO FORMA CAPITALIZATION ANALYSIS
------------------------------------------------------------------------------------------------------------------------------------
                                                       Proforma at 9/30/99                   Actual at 9/30/99
                                                -------------------------------------------------------- --------------
                                                      $               %            Coupon             $              %
                                                    ----           -----           ------          -----          -----

Cash                                                $300              NA              NA           $301             NA
INVESTMENTS                                         700               NA              NA          1,535             NA
                                                    ----                                         ------
          Total Cash and Cash Equivalents          1,000                                          1,836

Debt:
   Line of Credit                                  4,978           53.7%           9.00%            350            3.7%
   Bank Term Loan                                 6,000            64.8%           9.00%          1,250           13.2%
                                                  ------                                         ------
          Total Debt                              10,978          118.5%                          1,600           16.8%
Shareholder Equity                                (1,714)         -18.5%                          7,900           83.2%

Total Capitalization                              $9,264          100.0%                         $9,500          100.0%
=======================================================================================================================

                  Ownership
  ----------------------------------------------          EBITDA
                          Primary        Fully            4.0 X
         Primary         Adjusted        Diluted           IRR
         -------         --------        -------           ---

           0.0%            0.0%          0.0%
           0.0%            0.0%          0.0%

         100.0%            0.0%        100.0%           15.7% (a)
         ------            ----
         100.0%            0.0%        100.0%
  ===============================================================

(a) IRR calculation assumes Management Group's equity ownership that rolls over is in the amount of $8.36 million.

                                  PROJECT WISE
                              MBO FINANCING MODEL

COVERAGE RATIOS
------------------------------------------------------------------------------------------------------------------------------------
                                                         Pro
                                         Historical      Forma                            Projected
                                           1999         1999        2000       2001           2002            2003           2004
                                         ----------    -------     -----------------------------------------------------------------

EBIT/Senior Bank Interest                  14.85x       3.70x       3.80x      4.77x           6.05x           9.21x        25.72x
EBIT/Total Interest Net                    14.85x       3.70x       3.80x      4.77x           6.05x           9.21x        25.72x

EBITDA/Senior Bank Interest                17.38x       4.59x       4.64x      5.53x           7.08x          10.86x        30.55x
EBITDA/Total Interest Net                  17.38x       4.59x       4.64x      5.53x           7.08x          10.86x        30.55x

(EBITDA - CapEx)/Senior Bank Interest      14.74x       4.39x       4.42x      5.28x           6.75x          10.35x        29.14x
(EBITDA - CapEx)/Total Interest Net        14.74x       4.39x       4.42x      5.28x           6.75x          10.35x        29.14x

Debt/EBIT                                   0.41x       3.00x       2.75x      2.04x           1.62x           0.78x         0.08x
Debt/EBITDA                                 0.35x       2.42x       2.26x      1.76x           1.38x           0.66x         0.06x
Debt/(EBITDA - CapEx)                       0.42x       2.53x       2.37x      1.84x           1.45x           0.70x         0.07x

Debt/Equity                                 0.20x         NM          NM       4.63x           1.71x           0.52x         0.04x
Debt/Total Capital                          16.8%      118.5%      101.4%      82.2%           63.0%           34.3%         3.5%

====================================================================================================================================


SUMMARY FINANCIAL RESULTS
------------------------------------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30,                                Pro
                                 Historical              Forma                      Projected
                         1997       1998      1999       1999        2000       2001            2002            2003          2004
                       ----------------------------    -------    ------------------------------------------------------------------
Sales                  $28,996    $44,639   $56,092    $56,092     $60,598     $60,598         $60,598         $60,598       $60,598
EBITDA                   2,029      2,137     4,533      4,533       4,336       4,336           4,336           4,336         4,336
EBIT                     1,691      1,622     3,873      3,654       3,555       3,736           3,708           3,679         3,650
Capital Expenditures       791      1,088       689        200         200         200             200             200           200
Net Income              $1,282       $823    $2,036     $1,607      $1,580      $1,779          $1,872          $1,983        $2,112
====================================================================================================================================

                                  PROJECT WISE
                              MBO FINANCING MODEL

CAPITALIZATION-YEAR END
--------------------------------------------------------------------------------------------------------------------------------
Years Ended September 30,                          Historical              Pro Forma                Projected
                                           ---------------------------     ---------   -----------------------------------------
                                            1997       1998      1999        1999      2000    2001      2002      2003     2004
                                            ----       ----      ----        ----     -----   -----     -----     -----    -----
Cash                                         $410       $935      $301       $300      $300     $300      $985      $300     $300
Investments                                 2,150      1,715     1,535        700       700      700       700       700      700
                                            -----     ------    ------       ----      ----     ----      ----      ----    -----
      Total Cash and Cash Equivalents       2,560      2,650     1,836      1,000     1,000    1,000     1,685     1,000    1,000

Debt:
   Line of Credit                               0      3,100       350      4,978     3,793    1,615         0         0        0
   Bank Term Loan                               0          0       750      6,000     6,000    6,000     6,000     2,875      278
   Term Loan Payable                            0          0       500          0         0        0         0         0        0
                                            -----    -------    ------     ------    ------   ------    ------    ------   ------
          Total Debt                           36      3,100     1,600     10,978     9,793    7,615     6,000     2,875      278

Shareholder Equity                          8,331      8,040     7,900     (1,714)     (135)  1,644     3,517     5,500     7,612
                                            -----     ------    ------     -------   -------  ------    ------    ------   ------
   Total Capitalization                    $8,368    $11,140    $9,500     $9,264    $9,659   $9,259    $9,517    $8,375   $7,890
=================================================================================================================================

ASSET BASED AVAILABILITY
------------------------------------------------------------------------------------------------------------------------------------
Years Ended September 30,
                                     Balance as                    Availability               Projected Availability
                                     of 9/30/99   Eligibility      %         $        2000       2001     2002     2003     2004
                                     ----------   -----------    ------    ------     ------    ------   ------   -------   --------
 Receivables                         $11,420        90.00%       80.00%    $8,222     $7,862    $7,862   $7,862    $7,862   $7,862
  Revolver Capacity                                                         8,222      7,862     7,862    7,862     7,862    7,862
 Revolver Usage                                                               350      3,793     1,615        0         0        0
                                                                           ------     ------    ------   ------   -------   ------
  Revolver Availability                                                     7,872      4,069     6,247    7,862     7,862    7,862

 Net PP&E                              2,258       100.00%       50.00%     1,129        949       859      755       637      504
                                                                            -----     ------    ------   ------   -------   ------
  Term Capacity                                                             1,129        949       859      755       637      504
 Term Usage (a)                                                             1,250      6,000     6,000    6,000     2,875      278
                                                                            -----     ------    ------   ------    ------   ------
  Term Availability                                                          (121)    (5,051)   (5,141)  (5,245)   (2,239)     226

  Total Asset Based Availability     $13,678                               $7,751      ($982)   $1,106   $2,617    $5,624   $8,088
====================================================================================================================================

(a) Includes outstanding bank term debt and senior subordinated note.

                                  PROJECT WISE
                              MBO FINANCING MODEL

INCOME STATEMENT ASSUMPTIONS


Years Ended September 30,                                        Historical                               Projected
                                                       ----------------------------      -------------------------------------------

                                                        1997       1998      1999          2000      2001    2002    2003     2004
                                                       ----------------------------      -------------------------------------------

Revenue Growth Rate                                        NA      53.9%     25.7%         8.0%      0.0%     0.0%    0.0%    0.0%

Selling Expenses as % of Revenues                        77.3%     78.4%     78.2%        79.1%     79.1%    79.1%   79.1%   79.1%

General & Administrative Expenses as % of Revenues       15.7%     16.8%     13.7%        13.7%     13.7%    13.7%   13.7%   13.7%

Depreciation & Amortization as % of Revenues              1.2%      1.2%      1.2%         1.3%      1.0%     1.0%    1.1%    1.1%

Marginal Tax Rate                                        40.0%     40.0%     40.0%        40.0%     40.0%    40.0%   40.0%   40.0%

====================================================================================================================================


BALANCE SHEET ASSUMPTIONS AND CAPITAL EXPENDITURES

Years Ended September 30,
                                                               Historical                              Projected
                                                       ---------------------------      --------------------------------------------

                                                       1997       1998      1999          2000    2001   2002    2003     2004
                                                       ---------------------------      --------------------------------------------

Total Capital Expenditures                               791     1,088      689           200     200     200     200     200

A/R as % of Gross Revenues                             25.4%     22.8%    20.4%          18.0%   18.0%   18.0%   18.0%   18.0%
Days Receivable Outstanding                             92.9      83.1     74.3          65.8    65.8    65.8    65.8    65.8
Other Current Assets as % of Revenues                   1.0%      0.6%     0.5%           0.4%    0.4%    0.4%    0.4%    0.4%

A/P and Accrued Expenses as % of Selling Expenses       4.3%      2.8%     3.5%           3.2%    3.2%    3.2%    3.2%    3.2%
Days Payable Outstanding                                15.8      10.1     12.8          11.7    11.7    11.7    11.7    11.7
Accrued Payroll and Commissions as % of Revenues        8.6%      7.8%     7.5%           6.6%    6.6%    6.6%    6.6%    6.6%
Other Current Liabilities as % of Revenues              2.1%      1.3%     3.5%           1.2%    1.2%    1.2%    1.2%    1.2%

Minimum Cash Balance Requirement (a)                                                      300     300     300     300     300

====================================================================================================================================

(a) Does not include investments/cash equivalents; total minimum cash and cash equivalents balance required is $1 million.

MARGIN ANALYSIS


Years Ended September 30,                         Historical                                       Projected
                                        ----------------------------------         ------------------------------------------------
                                         1997        1998      1999                 2000      2001     2002     2003     2004
                                        ----------------------------------         ------------------------------------------------

EBITDA Margin                            7.0%        4.8%      8.1%                 7.2%      7.2%     7.2%     7.2%     7.2%

EBIT Margin                              5.8%        3.6%      6.9%                 5.9%      6.2%     6.1%     6.1%     6.0%

Net Earnings Margin                      4.4%        1.8%      3.6%                 2.6%      2.9%     3.1%     3.3%     3.5%
===================================================================================================================================

                                  PROJECT WISE
                              MBO FINANCING MODEL


CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, except per Share Data)
------------------------------------------------------------------------------------------------------------------------------------
Years Ended September 30,                             Historical                                     Projected
                                            ----------------------------    Pro      -----------------------------------------------
                                                                            Forma
                                             1997         1998     1999     1999      2000       2001     2002      2003      2004
                                            ----------------------------  -------- -------------------------------------------------

Net Revenue                                   $28,996   $44,639  $56,092   $56,092   $60,598    $60,598   $60,598   $60,598  $60,598

Operating Expenses:
   Selling Expenses                            22,413    35,015   43,874    43,874    47,936     47,936    47,936    47,936   47,936
   General & Administrative Expenses            4,555     7,486    7,685     7,685     8,327      8,327     8,327     8,327    8,327
                                               ------    ------   ------    ------    ------     ------    ------    ------   -----
Total Operating Expenses                       26,968    42,501   51,559    51,559    56,263     56,263    56,263    56,263   56,263

------------------------------------------------------------------------------------------------------------------------------------
EBITDA                                          2,029     2,137    4,533     4,533     4,336      4,336     4,336     4,336    4,336
------------------------------------------------------------------------------------------------------------------------------------

   Depreciation and Amortization                  337       515      660       660       560        380       408       437      466
   Amortization of Transaction Expenses             0         0        0        30        30         30        30        30       30
   Goodwill Amortization                            0         0        0       190       190        190       190       190      190
                                                   --        --       --      ----      ----       ----      ----      ----     ---

Earnings/(Losses) from Operations (EBIT)        1,691     1,622    3,873     3,654     3,555      3,736     3,708     3,679    3,650

Other Expense/(Income)
   Interest Expense                                27       219      261       988       935        783       613       399      142
   (Interest Income)                             (133)     (128)    (110)      (12)      (12)       (12)      (26)      (26)    (12)
   Net Investment (Gain/Income) Loss              (37)       (2)     21         0         0          0         0         0        0
                                                  ----       ---     ---        --        --         --        --        --       -
Total Other Expense/(Income)                     (143)       90      172       976       923        771       587       374      130

Earnings/(Losses) before (Benefit)/
   Provision for Income Taxes                   1,835     1,533    3,702     2,678     2,633      2,965     3,121     3,305    3,520

(Benefit)/Provision for
   Income Taxes (a)                               553       710    1,666     1,071     1,053      1,186     1,248     1,322    1,408
                                                 ----      ----   ------    ------    ------     ------    ------    ------   -----

Net (Losses)/Earnings before Dividend           1,282       823    2,036     1,607     1,580      1,779     1,872     1,983    2,112
====================================================================================================================================

(a) Projected income tax expense assumes 40% tax rate on projected pretax income; historical income tax expense as per actual results.

                                  PROJECT WISE
                              MBO FINANCING MODEL

CONSOLIDATED BALANCE SHEET
(In Thousands, except per Share Data)
------------------------------------------------------------------------------------------------------------------------------
Years Ended September 30,                         Opening                      MBO                 Pro Forma
                                                   1999                    Adjustments                1999
                                              ----------------           ----------------         -----------
Current Assets:
   Cash                                               $301                     ($1)                  $300
   Investments                                       1,535                    (835)                   700
   Accounts Receivable, net                         11,420                                         11,420
   Other Current                                       263                                            263
                                                    ------                                         ------
Total Current Assets                                13,519                    (836)                12,683

Property, Plant and Equipment:
   PP&E, at Cost                                     3,917                                          3,917
   Accumulated Depreciation                         (1,659)                                        (1,659)
                                                    -------                                        -------
Net PP&E                                             2,258                                          2,258

Other Assets:
   Goodwill and Intangibles, Net                     1,445                                          1,445
   Other Assets                                        633                                            633
   Transaction Costs - Net of Amortization               0                    600                     600
                                                   -------                  -----                  ------
                                                     2,078                    600                   2,678
                                                   -------                  -----                   -----
Total Assets                                       $17,855                  ($236)                $17,619
                                                   ========                 =======              =========

Current Liabilities
   Accounts Payable and Accrued Expenses            $1,538                                         $1,538
   Accrued Payroll and Commissions                   4,226                                          4,226
   Line of Credit                                      350                   4,628                  4,978
   Term Loan Payable                                   500                    (500)                     0
   Other Current Liabilities                         1,952                                          1,952
                                                    ------                                          -----
Total Current Liabilities                            8,567                   4,128                 12,695

Long-Term Liabilities:
   Bank Term Loan                                      750                   5,250                  6,000
   Other Liabilities                                   638                                            638
                                                     -----                                          -----
Total Long-Term Liabilities                          1,388                   5,250                  6,638

Deferred Taxes                                           0                                              0

Shareholders' Equity
Total Shareholders' Equity                           7,900                  (9,614)                (1,714)
                                                    ------                  -------                -------

Total Liabilities and Shareholders' Equity         $17,855                   ($236)               $17,619
===========================================================================================================

                                  PROJECT WISE
                              MBO FINANCING MODEL

CONSOLIDATED BALANCE SHEET
(In Thousands, except per Share Data)


Years Ended September 30,                                Historical                                   Projected
                                           -------------------------------    Pro       --------------------------------------------
                                                                              Forma
                                                 1997     1998      1999      1999      2000     2001      2002      2003    2004
                                           ------------------------------   --------------------------------------------------------
Current Assets:
   Cash                                          $410     $935      $301      $300       $300     $300      $985      $300     $300
   Investments                                  2,150    1,715     1,535       700        700      700       700       700      700
   Accounts Receivable, net                     7,378   10,161    11,420    11,420     10,920   10,920    10,920    10,920   10,920
   Other Current                                  298      246       263       263        263      263       263       263      263
                                                 ----     ----      ----      ----       ----     ----      ----      ----     ---
Total Current Assets                           10,236   13,057    13,519    12,683     12,183   12,183    12,868    12,183   12,183

Property, Plant and Equipment:
   PP&E, at Cost                                2,140    3,228     3,917     3,917      4,117    4,317     4,517     4,717    4,918
   Accumulated Depreciation                      (683)  (1,113)   (1,659)   (1,659)    (2,219)  (2,599)   (3,007)   (3,444)  (3,910)
                                                 -----  -------   -------   -------    -------  -------   -------   -------  -------
Net PP&E                                        1,457    2,115     2,258     2,258      1,898    1,718     1,510     1,273    1,008

Other Assets:
   Goodwill and Intangibles, Net                  754    1,019     1,445     1,445      1,255    1,065       876       686      497
   Other Assets                                   368      545       633       633        633      633       633       633      633
   Transaction Costs - Net of Amortization          0        0         0       600        570      540       510       480      450
                                               ------   ------    ------    ------     ------   ------    ------    ------   ------
                                                1,122    1,564     2,078     2,678      2,458    2,238     2,019     1,799    1,580
                                               ------   ------    ------    ------     ------   ------    ------    ------   ------
Total Assets                                  $12,815  $16,735   $17,855   $17,619    $16,539  $16,140   $16,397   $15,255  $14,770
                                              ======================================================================================

Current Liabilities
   Accounts Payable and Accrued Expenses         $968     $968    $1,538    $1,538     $1,539   $1,539    $1,539    $1,539   $1,539
   Accrued Payroll and Commissions              2,494    3,498     4,226     4,226      3,976    3,976     3,976     3,976    3,976
   Line of Credit                                   0    3,100       350     4,978      3,793    1,615         0         0        0
   Term Loan Payable                                0        0       500         0          0        0         0         0        0
   Other Current Liabilities                      602      585     1,952     1,952        727      727       727       727      727
                                                 ----     ----    ------    ------       ----     ----      ----      ----     ---
Total Current Liabilities                       4,064    8,151     8,567    12,695     10,035    7,857     6,242     6,242    6,242

Long-Term Liabilities:
   Bank Term Loan                                   0        0       750     6,000      6,000    6,000     6,000     2,875      278
   Other Liabilities                              384      545       638       638        638      638       638       638      638
                                                 ----     ----      ----      ----       ----     ----      ----      ----     ---
Total Long-Term Liabilities                       420      545     1,388     6,638      6,638    6,638     6,638     3,514      917

Shareholders' Equity
Total Shareholders' Equity                      8,331    8,040     7,900     (1,714)      (135)  1,644     3,517     5,500    7,612
                                               ------   ------    ------    -------      -----  ------    ------    ------   -----

Total Liabilities and Shareholders' Equity    $12,815  $16,735   $17,855   $17,619    $16,539  $16,140   $16,397   $15,255  $14,770
====================================================================================================================================

                                  PROJECT WISE
                              MBO FINANCING MODEL


CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

Years Ended September 30,                                                                   Projected
                                                                     ---------------------------------------------------------------

                                                                        2000        2001        2002            2003           2004
                                                                     ---------------------------------------------------------------
Cash Flows from Operating Activities:
   Net Earnings/(Losses)                                               $1,580      $1,779      $1,872          $1,983        $2,112

   Items Included in Net Earnings not Affecting Cash:
         Depreciation and Amortization                                    560         380         408             437           466
         Amortization of Transaction Expenses                              30          30          30              30            30
         Amortization of Goodwill and Intangibles                         190         190         190             190           190

         (Increase) Decrease in Accounts Receivables, net                 500           0           0               0             0
         (Increase) Decrease in Other Current Assets                        0           0           0               0             0
         (Increase) Decrease in Other Non-Current Assets                    0           0           0               0             0
         Increase (Decrease) in Accounts Payable and Accrued Expenses       1           0           0               0             0
         Increase (Decrease) in Accrued Payroll and Commission           (250)          0           0               0             0
         Increase (Decrease) in Other Current Liabilities              (1,225)          0           0               0             0
                                                                       -------      -----       -----           -----         -----

      Net Cash (Used in)/Provided by Operating Activities               1,385       2,378       2,500           2,640         2,797

Cash Flows Used in Investing Activities:
   Capital Expenditures                                                  (200)       (200)       (200)           (200)         (200)
   Sale of Assets and Others                                               0           0           0               0             0
                                                                       -------      -----       -----           -----         -----

      Net Cash Used in Investing Activities                              (200)       (200)       (200)           (200)         (200)

   Cash Flow Available for Debt Repayment                               1,185       2,178       2,300           2,440         2,597
   Excess Cash Available, net of minimum cash balance
                                                                        -----       -----       -----           -----         -----
Net Cash Available for Debt Repayment
   after Capital Lease Financing                                        1,185       2,178       2,300           2,440         2,597

Cash Flows Provided by Financing Activities:
   Proceeds/(Repayment) of   Line of Credit                            (1,185)     (2,178)     (1,615)              0             0
   Proceeds/(Repayment) of   Bank Term Loan                                 0           0           0          (3,125)       (2,597)
   Cash Dividends                                                           0           0           0               0             0
   Net Proceeds from the Issuance of Stock                                  0           0           0               0             0
                                                                       -------      -----       -----           -----         -----

      Net Cash Provided by Financing Activities                        (1,185)     (2,178)     (1,615)         (3,125)       (2,597)

      Net Increase/(Decrease) in Cash                                      0           0         685             (685)           (0)
                                                                       -------      -----       -----           -----         -----

      Cash, Beginning of Period                                          300         300         300             985           300
                                                                       -------      -----       -----           -----         -----
      Cash, End of Period                                                $300        $300        $985            $300          $300
====================================================================================================================================

                                  PROJECT WISE
                              MBO FINANCING MODEL

DEPRECIATION AND AMORTIZATION SCHEDULE

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     Projected
                                                                                   -------------------------------------------------
Book Depreciation                               1999                    Years        2000         2001      2002       2003    2004
                                                -----                   -----      -------------------------------------------------
Depreciable Assets
    Net PP&E                                   2,258                        7                    $323      $323       $323    $323
                                               ------                                            -----     -----      -----   ----
Book Depreciation of Existing Assets           $2,258                                             323       323        323     323



      Straight-Line Depreciable Life                                        7

      Annual Capital Spending
         (End of Year CapEx)                                2000          200                       29        29         29      29
                                                            2001          200                       29        29         29      29
                                                            2002          200                                 29         29      29
                                                            2003          200                                            29      29
                                                            2004          200                                                    29

      Book Depreciation on Capital Spending                                                        57        86        114     143
                                                                                                   ---       ---       ----    ---

Total Book Depreciation                                                              $560         $380      $408       $437    $466
                                                                                   =================================================

                                                                                     2000         2001      2002       2003    2004
                                                                                     ----         ----      ----       ----    ----
Goodwill Amortization (Existing and New)        1999                    Years
                                                -----                   -----
   Beginning Goodwill                           1,445                              $1,445       $1,255    $1,065       $876    $686
   Amortization                                                             8         190          190       190        190     190
                                                                                     ----         ----      ----       ----    ---
Ending Goodwill                                                                     1,255        1,065       876        686     497

Transaction Expenses Amortization               1999
                                                ----
   Beginning Transaction Expenses                $600                                $600         $570      $540       $510    $480
   Amortization of Transaction Expenses           600                      20         30           30        30         30      30
                                                                                      ---          ---       ---        ---     --
Ending Transaction Expenses                                                          $570         $540      $510       $480    $450

Total Book Depreciation and Amortization                                             $780         $599      $628       $657    $685

====================================================================================================================================

                                  PROJECT WISE
                              MBO FINANCING MODEL

PROPERTY & EQUIPMENT


Years Ended September 30,                                                                   Projected
                                               1999                        2000         2001      2002       2003          2004
                                             --------                     ------------------------------------------------------
Property and Equipment                         $3,917                     $4,117       $4,317    $4,517     $4,717        $4,918
Accumulated Depreciation and Amortization       1,659                      2,219        2,599     3,007      3,444         3,910
                                               ------                     ------       ------    ------     ------        -----
      Property and Equipment, Net              $2,258                     $1,898       $1,718    $1,510     $1,273        $1,008

================================================================================================================================

DEBT AMORTIZATION SCHEDULE
                                                            Pro Forma                      Projected
Existing Debt                                  1999           1999         2000         2001      2002       2003          2004
-------------                                  -----          ----         -----------------------------------------------------

   Line of Credit                              $4,978          9.0%         9.0%         9.0%     9.0%        9.0%          9.0%
   Bank Term Loan                               6,000          9.0%         9.0%         9.0%     9.0%        9.0%          9.0%
                                              ------
      Total Debt                             $10,978

Interest Income                                                4.0%         4.0%         4.0%     4.0%        4.0%          4.0%

Debt Amortization
   Line of Credit                                                0        1,185        2,178    1,615           0             0
   Bank Term Loan                                                0            0            0        0       3,125         2,597
                                                             -----        -----        -----    -----      ------         -----
      Total Debt Amortization                                    0        1,185        2,178    1,615       3,125         2,597

Remaining Debt
   Line of Credit                                            4,978        3,793        1,615        0           0             0
   Bank Term Loan                                            6,000        6,000        6,000    6,000       2,875           278
                                                            ------       ------       ------   ------      ------          ----
      Total Debt Remaining                                  10,978        9,793        7,615    6,000       2,875           278

Interest Expense
   Line of Credit                                                           395          243       73           0             0
   Bank Term Loan                                                           540          540      540         399           142
                                                                           ----         ----    -----      ------        ------
      Total Interest Expense                                                935          783      613         399           142

Interest Income                                                              12           12       26          26            12


====================================================================================================================================

                                  PROJECT WISE
                              MBO FINANCING MODEL

DETERMINATION OF EQUITY VALUE

--------------------------------------------------------------------------------

2004 EBITDA                             $4,336          $4,336          $4,336

EBITDA Multiples                         3.00x           4.00x           5.00x
                                       -------         -------         ------
Terminal Enterprise Value             $13,007         $17,342         $21,678


Less:
   Revolving Credit Facility               $0              $0              $0

   Bank Term Loan                         278             278             278
                                        -----            ----            ---
   Total Debt                             278             278             278


Plus: Cash                                300             300             300
                                        -----            ----            ----


Equals Equity Value                   $13,028         $17,363         $21,699
================================================================================



                          1999      2000     2001    2002    2003            2004      Multiple       IRR
                          ----      ----     ----    ----    ----            ----      --------       ---


 Management Equity      ($8,364)       0       0       0       0          13,028    3.00 x            9%
                        ($8,364)       0       0       0       0          17,363    4.00 x           16%
                        ($8,364)       0       0       0       0          21,699    5.00 x           21%
========================================================================================================


CALCULATION OF MANAGEMENT EQUITY VALUE ROLLED OVER IN MBO
---------------------------------------------------------
Number of Common Shares Owned by Management Group                       1,895
Number of Management Options "In-the-Money" Relative to Offer Price     1,050
Assumed MBO Purchase Price                                              $3.50
                                                                      -------
          Equity Value                                                $10,306

Less: Proceeds of Excercised Options                                  ($1,941)
                                                                --------------
  Total Value of Management Equity                                     $8,364

===============================================================================

                                  PROJECT WISE

                              DISCUSSION MATERIALS

                                  March 8, 2000

                            PETER J. SOLOMON COMPANY
                                     LIMITED

                                  PROJECT WISE

                          CONSOLIDATED INCOME STATEMENT
                  (Dollars in Thousands, except per share data)

                                                                                                                     LTM Ended
                                                                Historical                                         December 31,
                                          ------------------------------------------------------------      -------------------
Fiscal Year Ended September 30,                1996            1997              1998            1999                    1999
-------------------------------           ----------      ----------      ------------     -----------      ------------------
Revenue                                     $17,166         $28,996           $44,639         $56,329                 $60,804

Operating Income (EBIT)                         509           1,691             1,622           3,759                   4,343

Net Income                                     $710          $1,282              $823          $1,999                  $2,327
                                          ==========      ==========      ============     ===========      ==================

Diluted Weighted Average Shares               5,464           5,634             5,985           4,886                   4,749
Diluted EPS                                   $0.13           $0.23             $0.14           $0.41                   $0.49

Calculation of EBITDA:
EBIT                                           $509          $1,691            $1,622          $3,759                  $4,343
D&A                                             241             337               515             660                     688
                                          ----------      ----------      ------------     -----------      ------------------
EBITDA                                         $750          $2,029            $2,137          $4,419                  $5,031
Growth and Margins:
-------------------
Revenue Growth                               134.2%           68.9%             53.9%           26.2%                       -
EBITDA                                         4.4%            7.0%              4.8%            7.8%                    8.3%
EBIT                                           3.0%            5.8%              3.6%            6.7%                    7.1%
Net Income                                     4.1%            4.4%              1.8%            3.5%                    3.8%


--------------------
Source: Company public disclosure documents filed with the SEC.

                                  PROJECT WISE

                        INCOME STATEMENT DATA BY DIVISION
                (Dollars in Thousands, except per share amounts)


                                                    Revenue                                      EBITDA (a)
                                    -------------------------------------        -----------------------------------------
                                       1998          1999         2000 P           1998             1999            2000 P
                                    -----------    ---------     --------        --------         -------       ----------

PERMANENT STAFFING

Capital Markets                         $4,251       $8,945        $7,000         $1,678           $3,178          $2,191
Accounting NY                            1,062        1,839         1,675            163              505             418
Accounting CA                              572          604           500             38              191             137
Fashion                                    602          754           775            201              259             269
IT Perm                                  3,581        3,451         3,000          1,138              993             825
Admin                                      850        1,215           975            147              215             154
Healthcare NY                            1,547        1,486         1,600            455              376             397
Healthcare CA                              620          403         1,470            124               34             446
HR Perm                                    969          898         1,000            262              155             233
Legal                                    1,299          877           950            511              311             320
Publishing                               2,241        2,321         2,625            924              922             938
                                    -----------   ----------    ----------       --------   --------------    ------------

--------------------------------------------------------------------------------------------------------------------------
Total - Permanent Staffing             $17,593      $22,793       $21,570         $5,641           $7,139          $6,327
--------------------------------------------------------------------------------------------------------------------------

TEMPORARY STAFFING

ITP                                    $22,762      $24,207       $23,818         $2,932           $3,203          $2,692
Acctg. Temp - NY                         2,020        2,780         3,902            300              348             666
Acctg. Temp - CA                         1,199        2,730         5,346            132              357             982
HR Temp NY                               1,065        2,973         5,026           (241)             273             912
Legal Temp                                   -          750         1,599              -              171             299
                                    -----------   ----------    ----------       --------   --------------    ------------

-------------------------------------------------------------------------------------------------------------------------
Total - Temporary Staffing             $27,045      $33,440       $39,690         $3,123           $4,352          $5,550
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Banker's Registry                            -          $96        $1,720              -              $22            $423
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Divisional Total                       $44,639      $56,329       $62,980         $8,764          $11,513         $12,300
-------------------------------------------------------------------------------------------------------------------------

                                    --------------------------------------------------------------------------------------
                                    Adjustment to include corporate allocations  ($6,627)         ($7,094)        ($7,612)

                                    Consolidated EBITDA                           $2,137           $4,419          $4,689
                                                                                ========          =======         =======
                                    -------------------------------------------------------------------------------------

-----------------------------
(a)  Excludes corporate allocations.

                                  PROJECT WISE

                            SUMMARY OWNERSHIP PROFILE
                             (Amounts in Thousands)

                                                                % of             Shares Issuable
                                              Total            Common             upon Exercise          Total
                                              Common            Stock               of Stock           Beneficial               % of
                                              Shares         Outstanding           Options (d)         Ownership               Total
                                             ---------------------------------------------------------------------------------------

Inside Owners Particpating in MBO (a)
Herbert Solomon                                  512.6             12.3 %               200.0               712.6        11.9 %
Lloyd Solomon                                    785.0             18.9                 200.0               985.0        16.4
Scott Page                                       601.9             14.5                 200.0               801.9        13.4
                                             ---------------------------------------------------------------------------------
                                             ---------------------------------------------------------------------------------
   Insiders Participating in MBO               1,899.5             45.7                 600.0             2,499.5        41.6
                                             ---------------------------------------------------------------------------------

Other Executives and Directors (a)
Eric M. Davis                                    110.0              2.6                  46.7               156.7         2.6
Edward Ehrenberg                                   0.0              0.0                  17.5                17.5         0.3
Joel A. Klarreich                                  0.0              0.0                  17.5                17.5         0.3
Other Executive Officers and Directors             0.0              0.0                   0.0                 0.0         0.0
                                             ---------------------------------------------------------------------------------
   Total Other Executives and Directors          110.0              2.6                  81.7               191.7         3.2
                                             ---------------------------------------------------------------------------------

Institutions (b)
Bridgeway Cap. Mgmt.                             116.2              2.8                      -              116.2         1.9
Barclays Bank PLC                                  2.5              0.1                      -                2.5         0.0
Other Institutions                                 0.0              0.0                      -                0.0         0.0
                                             ---------------------------------------------------------------------------------
   Total Institutions                            118.7              2.9                      -              118.7         2.0
                                             ---------------------------------------------------------------------------------

                                             ---------------------------------------------------------------------------------
Public and Other                               2,024.1             48.7                1,168.8            3,192.8        53.2
                                             ---------------------------------------------------------------------------------

Total Shares Outstanding (c)                   4,152.3            100.0 %              1,850.4            6,002.7       100.0 %
                                             =================================================================================

------------------------------------------
(a) Source: Company's Proxy Statement dated April 15, 1999 and Management as of March 7, 2000.
(b) Source: Bloomberg, MarketGuide and Management as of March 7, 2000.
(c) Source: As per Management as of March 7, 2000.
(d) Includes options held by directors and executive officers, as provided by Company's Proxy Statement dated April 15, 1999 and Management as of March 7, 2000.

                                  PROJECT WISE

                                OPTIONS ANALYSIS

Options Outstanding Report Summary:            Analysis at Various Share Buyback Prices
------------------------------------           -----------------------------------------------------------------------

     Option                 Options                              Price Range per Share for Buyback
      Price               Outstanding           $ 2.00      $ 2.50     $ 3.00     $ 3.50       $ 4.00          $ 4.50
 -----------------       ------------            ------     -------    -------    ------     ---------        --------

      $0.563                 6,000               $8,625     $11,625    $14,625    $17,625      $20,625         $23,625
       0.625                 5,000                6,875       9,375     11,875     14,375       16,875          19,375
       1.000                10,000               10,000      15,000     20,000     25,000       30,000          35,000
       1.250               369,668              277,251     462,085    646,919    831,753    1,016,587       1,201,421
       1.410                 1,000                  590       1,090      1,590      2,090        2,590           3,090
       1.500                23,500               11,750      23,500     35,250     47,000       58,750          70,500
       1.626                 6,000                2,244       5,244      8,244     11,244       14,244          17,244
       1.750                26,000                6,500      19,500     32,500     45,500       58,500          71,500
       1.840                 1,000                  160         660      1,160      1,660        2,160           2,660
       1.875                11,000                1,375       6,875     12,375     17,875       23,375          28,875
       1.880                22,500                2,700      13,950     25,200     36,450       47,700          58,950
       1.937                 1,000                   63         563      1,063      1,563        2,063           2,563
       2.000               198,250                    -      99,125    198,250    297,375      396,500         495,625
       2.060               203,532                    -           -          -          -            -               -
       2.063                 2,500                    -       1,093      2,343      3,593        4,843           6,093
       2.125                15,000                    -       5,625     13,125     20,625       28,125          35,625
       2.188                 5,000                    -       1,560      4,060      6,560        9,060          11,560
       2.219                 1,000                    -         281        781      1,281        1,781           2,281
       2.270               396,468                    -           -          -          -            -               -
       2.310                51,000                    -       9,690     35,190     60,690       86,190         111,690
       2.375                10,000                    -       1,250      6,250     11,250       16,250          21,250
       2.438                 2,500                    -         155      1,405      2,655        3,905           5,155
       2.500               198,500                    -           -     99,250    198,500      297,750         397,000
       2.560                 2,500                    -           -      1,100      2,350        3,600           4,850
       2.620                 2,500                    -           -        950      2,200        3,450           4,700
       2.630                 1,000                    -           -        370        870        1,370           1,870
       2.750                33,000                    -           -      8,250     24,750       41,250          57,750
       2.813                37,500                    -           -      7,012     25,763       44,513          63,263
       2.844                 5,000                    -           -        780      3,280        5,780           8,280
       2.875                 5,000                    -           -        625      3,125        5,625           8,125
       3.000               151,000                    -           -          0     75,500      151,000         226,500
       3.250                 5,000                    -           -          -      1,250        3,750           6,250
       3.350                 5,000                    -           -          -        750        3,250           5,750
       3.400                20,000                    -           -          -      2,000       12,000          22,000
       3.500                10,500                    -           -          -          0        5,250          10,500
       3.688                 6,000                    -           -          -          -        1,872           4,872
                         ---------
Total Including H. Solomon,
L. Solomon & S. Page Options                                   Proceeds Necessary for Vested Options (a)
-----------------------------------            -----------------------------------------------------------------------
                         1,850,418             $328,133    $688,246  $1,190,542  $1,796,501  $2,420,582     $3,045,791
-----------------------------------            -----------------------------------------------------------------------

Total Excluding H. Solomon,
L. Solomon & S. Page Options
-----------------------------------
                         1,250,418
-----------------------------------

*  BOLD = H. Solomon, L. Solomon & S. Page Options
(a)  Excludes option owned by management group.

                                  PROJECT WISE

                   Summary Historical Stock Price Performance


         Daily for the                                                        Wise Closing Stock Prices
       Following Periods:                      Time Period           High         Low           Average      Median
---------------------------------      ---------------------      ----------   ---------      ----------   ----------

 02/29/00    -             3/7/00      LAST WEEK                    $3.063       $2.688          $2.917      $3.000
 02/22/00    -             3/7/00      LAST 14 DAYS                  3.063        2.688           2.858       2.813
 02/07/00    -             3/7/00      LAST 30 DAYS                  3.063        2.563           2.821       2.813
 01/21/00    -             3/7/00      LAST 45 DAYS                  3.063        2.563           2.777       2.750
 01/07/00    -             3/7/00      LAST 60 DAYS                  3.063        2.438           2.751       2.750
 12/07/99    -             3/7/00      LAST 90 DAYS                  3.063        2.313           2.655       2.688
 09/07/99    -             3/7/00      LAST 180 DAYS                 3.063        1.875           2.486       2.563

 03/08/99    -             3/7/00      LAST 1 YEAR                   3.250        1.438           2.373       2.500
 03/06/98    -             3/7/00      LAST 2 YEARS                  4.875        1.344           2.488       2.438
 03/07/97    -             3/7/00      LAST 3 YEARS                  4.875        1.344           2.647       2.625

-------------------------------------------------------------------------------------------------------------------

Source:  Bloomberg.

                                  PROJECT WISE

            SELECTED COMPARABLE COMPANIES - HUMAN RESOURCES INDUSTRY

($ in millions)

                                                                                                           AVG.
                                                                                                          TRADING      PERCENT
                                                LTM              LTM         ENTERPRISE     MARKET         VOLUME    PERMANENT
COMPANY                                       REVENUE           EBITDA          VALUE         CAP         6 MONTHS   PLACEMENT

------------------------------------------------------------------------------------------------------------------------------

PROJECT WISE                                    $60.8             $5.0           $15.4       $13.8         11,388       41.6%
                                                                                                                        20.7%
Diversified Corporate Resources                  51.0              2.9            11.0         8.0          4,611       53.3%
General Employment Enterprises                   40.3              5.1            11.2        21.9         14,617       57.4%
Joule Inc.                                       72.9              2.6            14.7         6.9          2,840         -

------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
Average                                         $54.7             $3.5           $12.3       $12.3          7,356         -
------------------------------------------------------------------------------------------------------------------------------

Acsys Inc.                                     $165.7            $12.9           $64.8       $26.3         29,750       20.7%
Headway Corporate Resources Inc.                358.3             23.6           104.0        40.1         43,439       6.8%

------------------------------------------------------------------------------------------------------------------------------
Average                                        $262.0            $18.3           $84.4       $33.2         36,595        NA
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
Winston Resources, Inc.                         $60.7             $2.7            $8.4       $10.9            600         -
------------------------------------------------------------------------------------------------------------------------------

                                  PROJECT WISE

               SUMMARY ANALYSIS OF SELECTED PRECEDENT TRANSACTIONS

Based on "Going Private" Transactions of Companies with Enterprise Value Between $10 and $35 million from 1997 to Present.


(Dollars in Millions)                                         Enterprise Value as a             Equity Value as a
                                                         Enterprise Value as a Multiple of:        Multiple of:         Premium
                                                         ----------------------------------           ------       ---------------
 Date         Acquiror Name                  Enterprise      LTM       LTM       LTM        Equity    LTM Net      1 Week Prior to
Annc'd            Target Name                 Value (a)     Sales     EBITDA     EBIT       Value      Income        Announcement
-----------   -----------------------------------------   ------------------------------    ------     ---------------------------


    Oct-99    Investor Group                   $24.4       75.5%       5.9x      8.7x       $34.4       16.2 x        46.1%
                  CEM Corp

    Jul-99    Investor Group                    24.7       27.3        3.9       5.5          28.6       14.8          35.5%
                  Concord Fabrics Inc.

----------------------------------------------------------------------------------------------------------------------------------
    Jun-99    Investor Group                    12.4       20.3        3.6       3.9          14.9        8.1          68.2%
                  Winston Resources, Inc.
----------------------------------------------------------------------------------------------------------------------------------

    Sep-98    PH II Inc                         14.3       70.3        3.8       4.6           8.7        4.8          55.6%
                  THT Inc

    Aug-98    Malt Acquiring Inc                14.4       51.8        3.4       4.4          15.8        7.5          19.3%
                  Lion Brewery Inc

    May-97    Oxford Automotive Inc             19.1       20.8        6.2      11.8          19.5       14.9          -2.2%
                  Howell Industries Inc

    Mar-97    Hamilton Acquisition LLC          30.9       23.7        4.7       6.1          36.2       11.0           3.2%
                  Strober Organization Inc

    Jan-97    HIG Investment Group              27.4       60.1         NA       7.0          21.5        8.3          25.0%
                  Thermal Industries Inc

                  -----------------------------------------------------------------------------------------------------------

                  Median                                   39.6%      3.9x       5.8x                     9.6x         30.2%
                  -----------------------------------------------------------------------------------------------------------


Source:  Securities Data Company and other public sources.
(a) Enterprise value equals equity value plus debt less cash.

                                  PROJECT WISE

               SUMMARY ANALYSIS OF SELECTED PRECEDENT TRANSACTIONS

CEM Corp
CEM Corporation  develops,  manufactures,  sells,  and services  microwave-based instrumentation for testing, analysis, and process control. The Company's products are used in the general analytical laboratory market and in manufacturing and processing industries, including chemical and food processing.

Concord Fabrics Inc.
Concord Fabrics Inc. develops, designs, and produces woven and knitted fabrics of natural and synthetic fibers in a variety of colors and patterns. The Company produces its fabrics at its own facility and through unaffiliated contractors, and sells it to manufacturers and to retailers for resale to the home sewing market. Concord's fabrics are used for apparel and for home furnishings.

Winston Resources, Inc.
Winston Resources, Inc. founded in 1967 and headquartered in New York, through its niche marketing approach satisfies its clients needs in many areas, among them specialties ranging from Information Technology, Legal, Medical, and Accounting/Finance to Office Support in both Temporary and Full-Time employment staffing, through its six company owned and seventeen franchised locations.

THT Inc
THT Inc., through its wholly-owned subsidiaries, is engaged in the manufacture of rolled paper sticks used principally in confection and sanitary health-related products and the manufacture of fabricated steel products used on gas stoves and various steel wire forms such as pail handles, strap hooks, door anchors and rings.

Lion Brewery Inc
The Lion Brewery, Inc. is a brewer and bottler of malta, specialty beers and premium soft drinks.

Howell Industries Inc
Howell Industries is a major Tier 1 manufacturer of high quality welded sub-assemblies and detailed stampings used primarily in suspension system applications. Howell Industries expects sales of over $96 million in fiscal
1997. Howell has plants in Masury, Ohio and Lapeer, Michigan and is headquartered in Southfield, Michigan.

Strober Organization Inc
The headquarters of The Strober Organization will be maintained in Brooklyn, New York. Strober is a leading supplier of building materials to professional contractors from 11 centers in New York, New Jersey, Connecticut and Pennsylvania.

Thermal Industries Inc
Thermal Industries, Inc., is engaged in the manufacture and distribution of vinyl-framed, made-to-order windows. These windows include double and triple-paned replacement windows in a variety of styles. The Company has also developed a line of replacement sliding doors and patio enclosure systems which are currently being marketed. Vinylium Corporation, a wholly-owned subsidiary, extrudes rigid and dual- durometer PVC profile extrusions which are used solely in the Company's window manufacturing operations.

                                  PROJECT WISE

                            CONTROL PREMIUM ANALYSIS

(Dollars in Millions)                                                                                      1-Day    1-Week  4-Week
                                                                                                         Premium  Premium  Premium
Ann'cd                                                                                            TEV   Prior to  Prior to Prior to
Date      Target                   Business                     Acquirer                         Value     Annc.    Annc.    Annc.
------------------------------------------------------------------------------------------------------------------------------------

 6/16/99  Winston Resources Inc    Personnel recruitment svcs   Investor Group                   $12.4     60.9%    42.3%     39.6%
12/24/98  COHR Inc                 Pvd outsourcing svcs         Investor Group                    29.7     66.4%    89.1%    116.7%
12/03/98  Vincam Group Inc         Provide temporary help svcs  Automatic Data Processing, Inc   287.7     24.3%    26.4%     39.2%
06/16/98  Personnel Management Inc Employment agency            Linsalata Capital Partners        37.5     25.5%    23.1%     23.1%
02/02/98  Source Services Corp     Provide help supply services Romac International Inc          431.1     51.1%    56.7%     50.2%
08/14/97  Uniforce Services Inc    Pvd temporary personnel svcs Comforce Corp                    133.7     37.6%    37.6%     52.6%
09/26/96  General Physics Corp     Provide training services    National Patent Development       70.4     16.6%    31.6%     36.0%
08/26/96  Career Horizons Inc      Pvd temporary personnel svcs AccuStaff Inc                    835.8     34.4%    33.9%     64.0%
02/27/96  Brandon Systems Corp     Personnel agency, consulting Interim Services Inc             162.7     32.2%    39.4%     29.8%
01/18/96  AMSERV Healthcare Inc    Pvd temp nursing employment  Star Multi Care Services Inc       7.9     14.6%    27.3%     20.6%


------------------------------------------------------------------------------------------------------------------------------------
High                                                                                            $835.8     66.4%    89.1%    116.7%
Low                                                                                               $7.9     14.6%    23.1%     20.6%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Median                                                                                          $102.1     33.3%    35.8%     39.4%
Mean                                                                                            $200.9     36.4%    40.7%     47.2%
------------------------------------------------------------------------------------------------------------------------------------


----------------------------------

Source: Transaction   summary   based   on   completed,   controlling   interest
        transactions in the employment help supply industry. Transactions with announcement dates between 01/01/96 and 07/30/99 for which purchase price multiples were available were considered. Target companies had to have an SIC code of 7361, 7363, 7389, 8741 or 8742. Sources include SDC, Mergerstat, HLHZ Control Premium Study, Bloomberg and public company filings.

                                  PROJECT WISE

                           ANALYSIS AT VARIOUS PRICES
                  (Dollars in Thousands, except per share data)

Company Price Per Share                               $3.25       $3.50      $3.75       $4.00        $4.25
                                                      ------------------------------------------------------------------------------

Premium (Discount) to Stock Prices

    Stock Price as of March 7, 2000       $3.00        8.3%        16.7%     25.0%        33.3%        41.7%
    52 week High August 16, 1999          $3.44       (5.5%)        1.8%      9.1%        16.4%        23.6%
    52 week Low February 18, 1999         $1.34      141.9%       160.5%    179.1%       197.7%       216.3%


Shares Outstanding

    Shares Outstanding                               4,152        4,152     4,152        4,152        4,152
    Equivalent Options Outstanding                     405          457       502          543          578
                                                    ------       ------     -----       ------        -----
    Equivalent Shares Outstanding                    4,557        4,609     4,655        4,695        4,731

Total Equity Value                                 $14,811      $16,131   $17,455      $18,780      $20,105
Total Enterprise Value (a)                          16,484       17,804    19,128       20,453       21,778

Enterprise Value as a Multiple:
FYE 9/30/99:
Revenues               $56,329                      29.3%         31.6%     34.0%         36.3%        38.7%
EBITDA                   4,419                       3.7x          4.0x      4.3x          4.6x         4.9x
EBIT                     3,759                       4.4x          4.7x      5.1x          5.4x         5.8x

LTM 12/31/99:
Revenues               $60,804                      27.1%         29.3%     31.5%         33.6%        35.8%
EBITDA                   5,031                       3.3x          3.5x      3.8x          4.1x         4.3x
EBIT                     4,343                       3.8x          4.1x      4.4x          4.7x         5.0x

FYE 9/30/00:
Revenues               $62,980                      26.2%         28.3%     30.4%         32.5%         34.6%
EBITDA                   4,689                       3.5x          3.8x      4.1x          4.4x          4.6x
EBIT                     3,919                       4.2x          4.5x      4.9x          5.2x          5.6x

Equity Value as a Multiple:
FYE 9/30/99 EPS          $0.41                       7.9x          8.5x      9.1x          9.8x          10.4x
LTM 12/31/99 EPS         $0.49                       6.6x          7.1x      7.7x          8.2x           8.7x
FYE 9/30/00 EPS          $0.51 (b)                   6.4x          6.9x      7.4x          7.9x           8.4x

--------------------------------------------------------------------------------------------------------------

(a) Source: Total cash and debt as per Management.
(b) Assumes 4.5 million fully-diluted shares outstanding: 4.15 million primary shares and 0.35 million option equivalent shares.

                                  PROJECT WISE

                                FUNDING ANALYSIS
                  (Dollars in Thousands, except per share data)


---------------------------------------------------------------
Current Shares Outstanding (a)                            2,253
Options Shares Outstanding (b)                            1,250
                                                          -----
Common Shares and Options Outstanding excluding MBO Group 3,503
---------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Purchase Price                                          $3.20   $3.30     $3.40   $3.50    $3.60     $3.70    $3.80   $3.90   $4.00
------------------------------------------------------------------------------------------------------------------------------------

Premium to Price as of March 07, 2000                    6.7%    10.0%     13.3%   16.7%    20.0%     23.3%    26.7%   30.0%   33.3%

Cost of Purchasing Outside Shares                      $7,209   $7,434   $7,659   $7,885  $8,110    $8,335   $8,561  $8,786  $9,011
Cost of Purchasing Outside Options (c)                  3,853    3,989    4,195    4,355   4,480     4,627    4,752   4,877   5,002
                                                      -------  -------  -------  ------- -------   -------  ------- ------- --------
     Total Cost of Purchasing Outside Equity          $11,061  $11,424  $11,855  $12,240 $12,590   $12,962  $13,312 $13,662 $14,013

Adjustments
     Available Cash and Cash Equivalents (d)            ($927)   ($927)   ($927)   ($927)  ($927)    ($927)   ($927)  ($927)  ($927)
     Proceeds from Exercise of Options (c)             (2,421)  (2,437)  (2,522)  (2,559) (2,559)   (2,581)  (2,581) (2,581) (2,581)
     Transaction Costs                                    750      750      750      750     750       750      750     750     750
                                                      -------  -------  -------  ------- -------   -------  ------- ------- --------
Total Adjustments                                      (2,598)  (2,614)  (2,699)  (2,736) (2,736)   (2,758)  (2,758) (2,758) (2,758)

                                                      -------  -------  -------  ------- -------   -------  ------- ------- --------
Total Cost of Transaction                              $8,463   $8,809   $9,156   $9,504  $9,854   $10,204  $10,554 $10,904 $11,255
                                                      -------  -------  -------  ------- -------   -------  ------- ------- --------

Repayment of Existing Debt                              3,600    3,600    3,600    3,600   3,600     3,600    3,600   3,600   3,600
                                                      -------  -------  -------  ------- -------   -------  ------- ------- --------

Total Leverage on New Company                         $12,063  $12,409  $12,756  $13,104 $13,454   $13,804  $14,154 $14,504 $14,855
                                                      =======  =======  =======  ======= =======   =======  ======= ======= ========

Debt/FYE 1999 EBITDA (e)                                  2.7x     2.8x     2.9x     3.0x    3.0x      3.1x     3.2x    3.3x    3.4x
FYE 1999 EBITDA/Interest Expense (e)                      3.9x     3.7x     3.6x     3.5x    3.5x      3.4x     3.3x    3.2x    3.1x

Debt/LTM EBITDA (e) (f)                                   2.4x     2.5x     2.5x     2.6x    2.7x      2.7x     2.8x    2.9x    3.0x
LTM EBITDA/Interest Expense (e) (f)                       4.4x     4.3x     4.2x     4.0x    3.9x      3.8x     3.7x    3.7x    3.6x

Debt/FYE 2000 EBITDA (e)                                  2.6x     2.6x     2.7x     2.8x    2.9x      2.9x     3.0x    3.1x    3.2x
FYE 2000 EBITDA/Interest Expense (e)                      4.1x     4.0x     3.9x     3.8x    3.7x      3.6x     3.5x    3.4x    3.3x

-----------------------
(a) Excludes common shares owned by Herb Solomon, Lloyd Solomon and Scott Page.
(b) Excludes options owned by Herb Solomon, Lloyd Solomon and Scott Page.
(c) Includes only those options that are in-the-money relative to the offer price and excludes options owned by Herb Solomon, Lloyd Solomon and Scott Page.
(d) Assumes company maintains a minimum cash balance of $1.0 million. (e) Assumes amount to complete MBO funded with senior bank debt with a 9.5% coupon.
(f)  EBITDA for the Last Twelve Months Ended December 31, 1999.

                                  PROJECT WISE

                     CONSOLIDATED QUARTERLY INCOME STATEMENT
                  (Dollars in Thousands, except per share data)

                           Quarter       Quarter       Quarter      Quarter       Quarter      Quarter      Quarter       Quarter
                           3/31/98       6/30/98       9/30/98      12/31/98      3/31/99      6/30/99      9/30/99       12/31/99
                          ----------   ----------    ----------   -----------   ----------   -----------   -----------   ---------

Revenue                    $11,278       $11,696       $11,451      $11,516       $12,779      $16,151      $15,883       $15,991


EBITDA                         575           624            95          507           905        1,939        1,068         1,119



Revenue Growth               10.4%          3.7%         -2.1%         0.6%         11.0%        26.4%        -1.7%          0.7%

EBITDA Margin                 5.1%          5.3%          0.8%         4.4%          7.1%        12.0%         6.7%          7.0%

                                  PROJECT WISE
            SELECTED COMPARABLE COMPANIES - HUMAN RESOURCES INDUSTRY


* All publicly traded companies in the U.S. with a SIC 7361 (Employment Agencies) with an enterprise value less than $35 million, provided by Bloomberg.

(Amounts in millions, except per share data)

                                         TICKER   PRICE @      FISCAL        SHARES      MARKET      ENTERPRISE   LTM
COMPANY                                  SYMBOL   3/7/00      YEAR END    OUTSTANDING     VALUE      VALUE (a)    SALES

------------------------------------------------------------------------------------------------------------------------

PROJECT WISE                                 -     $ 3.06      09/30/99        4.5      $13.8         $15.4       $60.8

------------------------------------------------------------------------------------------------------------------------

Diversified Corporate Resources          HIR       $ 2.88      12/31/98        2.8        8.0          11.0        51.0
General Employment Enterprises           JOB       $ 4.31      09/30/99        5.1       21.9          11.2        40.3
Joule Inc.                               JOL       $ 1.88      09/30/99        3.7        6.9          14.7        72.9

------------------------------------------------------------------------------------------------------------------------

                                         PRICE AS A MULTIPLE OF:        ENTERPRISE VALUE AS A MULTIPLE OF:
                                         ----------------------         ----------------------------------
                                         LTM             BOOK           LTM NET         LTM                 LTM
COMPANY                                  EPS             VALUE            SALES         EBITDA               EBIT

---------------------------------------------------------------------------------------------------------------------------

PROJECT WISE                              6.3x             1.7x             25.4%         3.1x                 3.6x

---------------------------------------------------------------------------------------------------------------------------

Diversified Corporate Resources            8.5              0.6             21.5%          3.7                  6.2
General Employment Enterprises             7.2              1.6             27.8%          2.2                  2.4
Joule Inc.                                 7.8 (b)          0.9             20.1%          5.7  (b)             8.1

---------------------------------------------------------------------------------------------------------------------------

                   Average                7.8x             1.0x             23.2%         3.9x                 5.6x
                   Median                 7.8              0.9              21.5%         3.7                  6.2

                   Maximum                8.5              1.6              27.8%         5.7                  8.1
                   Minimum                7.2              0.6              20.1%         2.2                  2.4



                                         TICKER   PRICE @      FISCAL        SHARES      MARKET      ENTERPRISE        LTM
COMPANY                                  SYMBOL   3/7/00      YEAR END    OUTSTANDING     VALUE      VALUE (a)        SALES

-----------------------------------------------------------------------------------------------------------------------------

Acsys Inc. (c)                           AYS       $ 1.81      12/31/98        14.5      $26.3         $64.8      $165.7
Headway Corporate Resources, Inc. (d)    HDWY      $ 3.56      12/31/98        11         40.1         104.0       358.3

                                           PRICE AS A MULTIPLE OF:          ENTERPRISE VALUE AS A MULTIPLE OF:
                                         --------------------------      ----------------------------------------
                                          LTM             BOOK           LTM NET         LTM                 LTM
COMPANY                                   EPS            VALUE            SALES         EBITDA               EBIT

-----------------------------------------------------------------------------------------------------------------

Acsys Inc. (c)                           7.3x             0.7x             39.1%         5.0x                 6.6x
Headway Corporate Resources, Inc. (d)    6.9              0.9              29.0%         4.4                  5.5

                  Average                7.1x            0.8x              34.1%         4.7x                 6.1x
                  Median                 7.1             0.8               34.1%         4.7                  6.1

                  Maximum                7.3             0.9               39.1%         5.0                  6.6
                  Minimum                6.9             0.7               29.0%         4.4                  5.5

---------------------------------------
(a) Market value of common stock plus all debt, less cash.
(b) EBITDA and EBIT adjusted to add-back a $500,000 expense taken to establish a reserve related to the bankruptcy of a Commercial Staffing customer. Net Income is also adjusted and tax effected assuming a 40% tax rate. LTM sales, EBITDA, EBIT and net income include only 7 months of operations from its acquisition of Ideal Technical Services in May 1999.
(c) EBIT, EBITDA and EPS are adjusted to exclude severance and franchise termination costs and combination expenses.
(d) EBIT, EBITDA and EPS are adjusted to exclude an expense for the termination of an employment contract and the gain on sale of investment.
Note: All multiples based on most recent fiscal year end or trailing twelve month results.
Source: Bloomberg

March 30, 2000

Special Committee of the Board of Directors
The Solomon-Page Group Ltd.
1140 Avenue of the Americas
New York, NY  10036

Members of the Special Committee:

We  understand  that  The  Solomon-Page  Group  Ltd.,  a  Delaware   corporation
("Solomon-Page" or the "Company"), and TSPGL Merger Corp., a Delaware corporation ("Mergeco"), are considering entering into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Mergeco will merge with and into the Company with the Company being the surviving corporation (the "Merger"). All capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to such terms in the Merger Agreement. Pursuant to the Merger, each share of Company Common Stock (with certain exceptions) will be converted into the right to receive $4.25 in cash (the "Per Share Purchase Price").

You have asked for our opinion as investment bankers as to whether the Per Share Purchase Price to be received by the holders of the Company's Common Stock (other than Mergeco, the Management Group and the other holders of Retained Shares) in the Merger is fair from a financial point of view as of the date hereof.

In arriving at our opinion set forth below, we have, among other things:

(i) reviewed the financial terms and conditions of the draft Merger Agreement dated March [27], 2000;

(ii)   reviewed  certain  publicly  available  audited and  unaudited  financial
       statements  of   Solomon-Page   and  certain  other  publicly   available
       information of Solomon-Page;

(iii) reviewed and discussed with representatives of the management of Solomon-Page certain information of a business and financial nature regarding Solomon-Page furnished to us by them, including financial forecasts and related assumptions of Solomon-Page;

Special Committee of the Board of Directors                       March 30, 2000
The Solomon-Page Group Ltd.                                               Page 2


(iv) reviewed public information with respect to certain other companies in lines of business which we believe to be generally comparable to the business of Solomon-Page;

(v) reviewed the financial terms, to the extent publicly available, of certain business combinations which we believe to be generally comparable to the Merger;

(vi) reviewed certain publicly available information concerning the historical stock price and trading volume of Solomon-Page common stock; and

(vii) conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate.

In connection with our review, we have assumed and relied upon, without independent verification, the accuracy and completeness of the foregoing information, all financial and other information supplied to us by Solomon-Page, and all publicly available information. We have further relied upon the assurances of management of the Company that they are unaware of any facts that would make the information provided incomplete or misleading. We have assumed that there has been no material change in the assets, financial condition, business  or  prospects  of  Solomon-Page  since  the  date of the  most  recent financial statements made available to us. We have not assumed any responsibility for any independent valuation or appraisal of any of the assets or liabilities of the Company or concerning the solvency of, or issues relating to solvency concerning, the Company.

With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based. The forecasts and projections were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, facts related to general economic and market conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts and projections. Our opinion is necessarily based on share prices and economic and other conditions and circumstances as in effect on, and the information made available to us up to and including, the date of this letter. In rendering our opinion, we did not address the relative merits of the Merger, any alternative potential transaction or the Company's underlying decision to effect the Merger.

In rendering our opinion, we have assumed that the Merger will be consummated on the terms described in the Merger Agreement without any waiver of any material term or condition by the Company. In addition, we have assumed that there have been no material changes made to the definitive Merger Agreement from the draft Merger Agreement we reviewed for purposes of rendering our opinion.

Legg Mason Wood Walker, Incorporated is acting as investment banker to the Special Committee of the Board of Directors of Solomon-Page in connection with the Merger and we will receive a fee for our services, a substantial portion of which is contingent upon the delivery of this opinion.

Special Committee of the Board of Directors                       March 30, 2000
The Solomon-Page Group Ltd.                                               Page 3

It is understood that this letter is directed to the Special Committee of the Board of Directors of Solomon-Page and does not constitute a recommendation to any holder of Company Common Stock as to how such stockholder should vote on the proposed merger between Solomon-Page and Mergeco. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent, provided that this opinion (and references to this opinion) may be included in its entirety in the proxy statement and any filing made by Solomon-Page with the Securities and Exchange Commission with respect to the Merger.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Per Share Purchase Price to be received by the holders of the Company's Common Stock (other than Mergeco, the Management Group and the other holders of Retained Shares) in the Merger is fair from a financial point of view.

                                            Very truly yours,



                                            LEGG MASON WOOD WALKER, INCORPORATED

SUMMARY OF MATERIALS PREPARED FOR:





                                  Project Sage






                                 MARCH 31, 2000













     TABLE OF CONTENTS




I.          Introduction


II.         Project Sage Statistical Data

                   - Selected Operating Data

                   - Purchase Price Ratio Analysis

                   - Project Sage Two-Year Share Price Chart

                   - Project Sage Five-Year Share Price Chart


III.        Valuation Analyses

                   - Comparable Company Analysis

                   - Comparable "Going Private" Transaction Analysis

                   - Comparable "Going Private" Premia Paid Implied Valuation

                   - Summary Historical Stock Price Performance








     I.  INTRODUCTION

     INTRODUCTION


The Special Committee of the Board of Directors of The Solomon-Page Group Ltd. (the "Company") has requested that Legg Mason Wood Walker, Incorporated ("Legg Mason") provide a written opinion (the "Opinion") as to the fairness, from a financial point of view, of the per share purchase price to be received by holders of the Company's common stock (other than TSPGL Merger Corp. ("Mergeco"), the Management Group and the other holders of Retained Shares) in the merger of Mergeco and the Company (the "Merger").

It is recognized that Legg Mason has been retained to render financial advice solely to the Special Committee of the Board of Directors of the Company (the "Committee"). No one other than the Committee is authorized to rely upon this engagement of Legg Mason or any statements, conduct or advice of Legg Mason (including our Opinion), and no one other than the Company is intended to be a beneficiary of this engagement. This presentation is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with any offering or sale of securities, nor shall this presentation be used for any other purposes, without the prior written consent of Legg Mason.

In connection with our review, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to us by the management of the Company, and other publicly available information. We have further relied upon the assurances of management that they are unaware of any facts that would make the information provided to us incomplete or misleading. With respect to the financial forecasts and other information provided to us or otherwise discussed with us, we have also relied upon the management of the Company as to the reasonableness and achievability of such financial forecasts and other information (and the assumptions and bases therein) provided to us. We assumed that such forecasts and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the expected future financial performance of the Company. In arriving at our Opinion, we have not been requested to make, nor have we made or obtained, any independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. We have not been involved in discussions regarding, and our analyses do not address issues involving, other strategic or transactional alternatives or other issues regarding the Company other than the Merger.

This summary of information does not constitute our Opinion and is provided for informational purposes only. Our Opinion is limited to the terms of our Opinion letter to you with regard to the Merger. We believe that our analysis should be considered as a whole, and that selecting portions of our analysis and the factors we considered, without considering all analyses and factors, could be misleading. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In our analysis, we made numerous assumptions where necessary with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of the Company.

                     Project Sage - Selected Operating Data
                     --------------------------------------
                             (Dollars in thousands)

                             Fiscal Year                            Twelve Months
                               Ended          Three Months Ended          Ended         Projected
                               9/30/99       3/31/99   3/31/00        12/31/99            9/30/00
                               -------       -------   ----------      -------         ----------
   Revenues                   $56,329        $11,516    $15,991        $60,804          $62,980
   Cost of Sales               44,139          5,807      6,495         44,827           49,833
                              -------        -------    -------        -------           -------
   Gross Profit                12,190          5,710      9,496         15,976           13,147
   % of revenues                21.6%          49.6%      59.4%          26.3%            20.9%

   SG&A                         7,771          5,194      8,376         10,953            8,458
                              -------        -------    -------        -------           -------
   EBITDA                       4,419            516      1,121          5,024            4,689
   % of revenues                 7.8%           4.5%       7.0%           8.3%             7.4%

   Depreciation & Amort.          660            165        193            688              770
                              -------        -------    -------        -------           -------
   EBIT                         3,759            350        927          4,336            3,919
   % of revenues                 6.7%           3.0%       5.8%           7.1%             6.2%
   Net Income                  $1,999           $165       $494         $2,328           $2,092
                              =======        =======    =======        =======          ========
   % of revenues                 3.5%           1.4%       3.1%           3.8%             3.3%


                  Project Sage - Purchase Price Ratio Analysis
                  --------------------------------------------
                  (Dollars in millions, except per share data)

   Share Price                                         $3.25        $3.50         $3.75       $4.00         $4.25
   Implied Premium                                     13.0%        21.7%         30.4%       39.1%         47.8%

   Multiplied by: Shares Outstanding                   4.512        4.505         4.504       4.504         4.504
    (in millions) (b)                                  -----        -----         -----       -----         -----
   Market Value                                       $14.66       $15.77        $16.89      $18.01        $19.14
   Plus: Net Debt                                       2.35         2.35          2.35        2.35          2.35
   Enterprise Value                                   $17.02       $18.12        $19.24      $20.37        $21.49
   Enterprise Value as a Multiple of:
   Revenues
   2000P                                      $62.98    0.27 x       0.29 x        0.31 x       0.32x        0.34 x
   LTM (c)                                     60.80    0.28         0.30          0.32         0.33         0.35
   1999A                                       56.33    0.30         0.32          0.34         0.36         0.38
   EBITDA
   2000P                                       $4.69    3.6 x        3.9 x         4.1 x        4.3x         4.6 x
   LTM (c)                                      5.02    3.4          3.6           3.8          4.1          4.3
   1999A                                        4.42    3.9          4.1           4.4          4.6          4.9
   EBIT
   2000P                                       $3.92    4.3 x        4.6 x         4.9 x        5.2x         5.5 x
   LTM (c)                                      4.34    3.9          4.2           4.4          4.7           5.0
   1999A                                        3.76    4.5          4.8           5.1          5.4           5.7
   Market Value as a Multiple of:
   Net Income
   2000P                                       $2.09    7.0 x        7.5 x         8.1 x        8.6x          9.2 x
   LTM (c)                                      2.33    6.3          6.8           7.3          7.7           8.2
   1999A                                        2.00    7.3          7.9           8.5          9.0           9.6


   Share Price                                 $4.50   $4.75
   Implied Premium (a)                         56.5%   65.2%
   Multiplied by: Shares Outstanding          4.504     4.504
   (in millions)(b)                           -----   ------
   Market Value                              $20.27   $21.39
   Plus: Net Debt                              2.35     2.35
   Enterprise Value                          $22.62   $23.75
   Enterprise Value as a Multiple of:
   Revenues
   2000P                                       0.36 x   0.38 x
   LTM (c)                                     0.37     0.39
   1999A                                       0.40     0.42
   EBITDA
   2000P                                        4.8 x   5.1 x
   LTM (c)                                      4.5     4.7
   1999A                                        5.1     5.4

   EBIT
   2000P                                        5.8 x   6.1 x
   LTM (c)                                      5.2     5.5
   1999A                                        6.0     6.3

   Market Value as a Multiple of:
   Net Income
   2000P                                        9.7 x  10.2 x
   LTM (c)                                      8.7     9.2
   1999A                                       10.1    10.7


   (a) Assumes a share price of $2.88,  the closing  price on 3/30/00.
   (b) Assumes Sage's shares outstanding as of February 10, 2000 (from 10-Q) and adding to it all options, excluding those held by H. Solomon, L. Solomon and S. Page (using the Treasury Method).
   (c) LTM date is December 31, 1999.

                   Project Sage Two - Year Share Price Chart
                   -----------------------------------------
                        (March 30, 1998 - March 30, 2000)

                                [GRAPHIC OMITTED]


                                [GRAPHIC OMITTED]

                   Project Sage Five - Year Share Price Chart
                   ------------------------------------------
                        (March 30, 1995 - March 30, 2000)

                                [GRAPHIC OMITTED]


                                [GRAPHIC OMITTED]

                             III. VALUATION ANALYSES

A.  COMPARABLE COMPANY ANALYSIS

                                                   LTM          LFY                      Market     Enterprise
                                                   Date         Date     Share Price      Cap.        Value
                                                   ----         ----     -----------   ----------   ----------
                                                                         (3/30/00)     (millions)   (millions)

Sage                                             12/31/99     9/30/99        $2.88      $13.1        $15.5
ACSYA, Inc. (AYS)                                12/31/99    12/31/99        $3.38      $48.9        $87.7
Ablest Inc. (ABI)                                12/26/99    12/26/99         6.75       19.5         34.8
Diversified Corporate Resources, Inc. (HIR)       9/30/99    12/31/98         3.00        8.4         11.3
General Employment Enterprises, Inc. (JOB)       12/31/99     9/30/99         4.25       21.6         10.9
Headway Corporate Resources, Inc. (HDWY)         12/31/99    12/31/99         3.63       41.2        133.2
Joule Inc. (JOL)                                 12/31/99     9/30/99         1.75        6.4         14.2


                                              Market Value
                                              as a Multiple of        Enterprise Value as a Multiple of:
                                              -----------------       ----------------------------------
                                              LTM         Book           LTM        LTM             LTM
                                              EPS         Value       Revenues     EBITDA          EBIT
                                              ---         -----       --------     ------          ----

Sage                                           5.9x       1.57x          0.25x       3.1x           3.6x

ACSYA, Inc. (AYS)                             17.8x       1.49x          0.53x       7.2x           9.9x
Ablest Inc. (ABI)                             27.4*       1.05           0.36       11.5
*          21.6 *
Diversified Corporate Resources, Inc. (HIR)    8.9        0.61           0.22        3.9            6.4
General Employment Enterprises, Inc. (JOB)     7.1        1.60           0.27        2.1            2.4
Headway Corporate Resources, Inc. (HDWY)       8.5        1.47           0.37        5.7            7.2
Joule Inc. (JOL)                               7.4        0.82           0.20        5.6            7.8

                                Mean           9.9x      1.17x           0.32x       4.9x           6.7x
                                Median         8.5       1.26            0.31        5.6            7.2
                                High          17.8x      1.60x           0.53x       7.2x           9.9x
                                Low            7.1       0.61            0.20        2.1            2.4

                                             *Excluded from mean, median, high and low calculations.

--------------------------

Enterprise Value is equal to Market Value plus Total Debt less Cash & Equivalents AYS - EBITDA, EBIT, NI and EPS for 1999 exclude severance and office closing costs of $5.5 MM, net of taxes.
ABI - Name changed from C.H. Heist Corp. in March of 2000 after the sale of its industrial maintenance business.
ABI - EBITDA, EBIT, NI and EPS for 1999 exclude one-time intangible asset impairment of $5.1 MM, net of taxes.
HIR - NI and EPS for nine months ended 9/30/98 exclude loss from joint venture operations and other income of $0.03 MM, net of taxes. HDWY - EBITDA, EBIT, NI and EPS for 1999 exclude one-time termination of employment contract expenses of $2.3 MM, net of taxes.
JOL- EBITDA, NI and EPS for 1999 exclude one-time expenses of $0.5 MM, net of taxes.

                      Comparable Company Implied Valuation
                      ------------------------------------
                  (Dollars in millions, except per share data)



                              Market Value                         Enterprise Value
                            as a Multiple of:                     as a Multiple of:
                            LTM              Book            LTM             LTM            LTM
                            Net Income (a)   Value (b)   Revenues (a)     EBITDA (a)       EBIT (a)
                            --------------   ---------   ------------     ----------       --------

Mean                           9.9 X         1.17 X        0.32 X            4.9 X            6.7 X
Median                         8.5           1.26          0.31              5.6              7.2

High                          17.8           1.60          0.53              7.2              9.9
Low                            7.1           0.61          0.20              2.1              2.4

Sage                          $2.3            8.3         $60.8             $5.0             $4.3

Implied Enterprise Value
Mean                         $25.5          $12.1         $19.6            $24.5            $29.1
Median                        22.2           12.8          19.0             28.0             31.0
High                         $43.8          $15.7         $32.0            $36.1            $42.8
Low                           18.8            7.5          11.9             10.7             10.2
Less Net Debt (b)             $2.4           $2.4          $2.4             $2.4             $2.4
                             -----          -----        ------            -----            -----

Implied Equity Value
Mean                         $23.1           $9.8         $17.3            $22.2             $26.8
Median                        19.9           10.5          16.7             25.6              28.7

High                         $41.5          $13.3         $29.7            $33.8             $40.5
Low                           16.5            5.1           9.5              8.4               7.9

Implied Per Share Value (c)
Mean                         $5.12          $2.17         $3.83            $4.91             $5.92
Median                        4.40           2.32          3.69             5.67              6.34

High                         $9.17          $2.95         $6.57            $7.47             $8.96
Low                           3.65           1.13          2.10             1.85              1.74


(a) LTM date is December 31, 1999.
(b) Sage net debt and book value as of December 31, 1999.
(c) Assumes Sage's shares outstanding as of February 10, 2000 (from 10-Q) and adding to it all options, excluding those held by H. Solomon, L. Solomon and S. Page (using the Treasury Method).

             B. Comparable "Going Private" Transaction Analysis

        Comparable "Going Private" Transaction Multiples and Premia Paid
        ----------------------------------------------------------------
(Includes "going private" transactions $100 million, January 1, 1998 - Current)


   Date                                                                                  Enterprise
Effective      Acquiror Name                Target Name                                    Value
---------      -------------                -----------                                  ----------
                                                                                       ($ in Millions)

10/28/99    Management                Kentek Information Systems, Inc.                     $10.8
                                        Supplies printers and related accessories.

9/3/99      Management                Winston Resources Inc.                                12.5
                                        Provides temporary and full-time employment
                                        staffing.

8/6/99      Cornerstone               Equitrac Corp.                                        65.0
              Equity Investors LLC      Designs and manufactures computer integrated
                                        systems.

4/20/99     Tinicum Capital           Haskel International, Inc.                            52.4
              Partners, L.P.           Manuractures pumps and air pressure
                                        amplifiers.

4/5/99      SRC Holdings Inc.         Back Bay Restaurant Group                             42.2
              (Management)              Ownes and operated full service restaurants.

3/26/99     Science Applications      Oacis Healthcare Holdings                             47.4
               Int'l. Corp.             Provides flexible, open architecture clinical
                                        information systems.

2/24/99     News & Media PLC / UIG   Audits & Surveys Worldwide, Inc.                       42.5
                                        Manufactures and distributes chemicals,
                                        cleaning equipment and testing equipment.


                                                                               Enterprise Value as a Multiple of:
   Date                                                                          LTM           LTM           LTM
Effective      Acquiror Name             Target Name                            Revenues      EBITDA         EBIT
---------      -------------             -----------                             --------     ------         ----

10/28/99    Management             Kentek Information Systems, Inc.                 0.28x       2.5x          3.6x
                                    Supplies printers and related accessories.

9/3/99      Management             Winston Resources Inc.                           0.20        3.6           3.9
                                     Provides temporary and full-time employment
                                     staffing.

8/6/99      Cornerstone            Equitrac Corp.                                   1.16        6.9          10.9
              Equity                 Investors  LLC Designs and  manufactures
                                     computer integrated systems.

4/20/99     Tinicum Capital        Haskel International, Inc.                       1.03        7.4           9.1
              Partners, L.P.        Manuractures pumps and air pressure
                                     amplifiers.

4/5/99      SRC Holdings Inc.      Back Bay Restaurant Group                        0.44        5.5          12.0
              (Management)           Ownes and operated full service restaurants.

3/26/99     Science Applications   Oacis Healthcare Holdings                          NA         NA            NA
               Int'l. Corp.          Provides flexible, open architecture clinical
                                     information systems.

2/24/99     News & Media PLC/UIG   Audits & Surveys Worldwide, Inc.                   NA         NA            NA
                                     Manufactures and distributes  chemicals,
                                     cleaning     equipment    and    testing
                                     equipment.


   Date                                                                                               Premium Paid
Effective      Acquiror Name                Target Name                                        1 Day    1 Week  4 Weeks
---------      -------------                -----------                                        -----    ------  -------

 0/28/99    Management                Kentek Information Systems, Inc.                         22.8%     27.5%    27.5%
                                        Supplies     printers     and    related accessories.

9/3/99      Management                Winston Resources Inc.                                   60.9%     42.3%    42.3%
                                        Provides    temporary    and   full-time
                                        employment staffing.

8/6/99      Cornerstone               Equitrac Corp.                                            4.3%      5.7%    12.0%
              Equity                    Investors  LLC Designs and  manufactures
                                        computer integrated systems.

4/20/99     Tinicum Capital           Haskel International, Inc.                               42.3%     49.6%    51.8%
              Partners, L.P.           Manuractures pumps and air pressure
                                        amplifiers.

4/5/99      SRC Holdings Inc.         Back Bay Restaurant Group                                12.3%     13.9%    28.1%
              (Management)              Ownes and operated full service restaurants.

3/26/99     Science Applications      Oacis Healthcare Holdings                                36.9%     42.4%    42.4%
               Int'l. Corp.             Provides flexible, open architecture clinical
                                        information systems.

2/24/99     News & Media PLC / UIG   Audits & Surveys Worldwide, Inc.                          32.9%     36.4%    44.0%
                                        Manufactures and distributes  chemicals,
                                        cleaning equipment and testing equipment.



B.  COMPARABLE "GOING PRIVATE" TRANSACTION ANALYSIS (CONT.)

    Comparable "Going Private" Transaction Multiples and Premia Paid (cont.)
    ------------------------------------------------------------------------
(Includes "going private" transactions $100 million, January 1, 1998 - Current)

                                                                                Enterprise Value as a Multiple of:

  Date                                                                       Enterprise      LTM      LTM      LTM
Effective           Acquiror Name                     Target Name              Value       Revenues  EBITDA   EBIT
---------           -------------                     -----------              -----       --------  ------   -----
                                                                          ($ in million)

1/12/99     Management                          Lion Brewery, Inc.              14.3         0.52      3.2     4.3
                                                 Produces and bottles
                                                 brewed beverages

8/31/98     Linsalata Capital Partners Fund II  Personnel Management Inc.       42.3         0.51     11.2    14.9
                                                 Provides Temporary and
                                                 Long-Term Staffing
                                                 Services

7/29/98     Green I Acquisition Corp.           GNI Group, Inc.                $84.9         2.04x    8.0x    22.2x
                                                  Provides hazardous waste
                                                  handling services.

6/4/98       MHD Acquisition Corp.               Portec, Inc.                   26.8         1.05     8.4     10.8
                                                  Manufacturers railroad,
                                                  construction and materials
                                                  handling equipment.

2/2/98       Investor Group                      Plasti-Line, Inc.              59.8         0.46     6.5      8.7
                                                  Manufactures signs and
                                                  related products.

1/22/98      Cracken, Harkey & Co. LLC           El Chico Restaurants Inc.      55.7         0.54     5.2     13.8
                                                  Operates and franchises
                                                  full-service, family-style
                                                  mexican restaurants.

                                                                                  Mean       0.75x    6.2x    10.4x
                                                                                  Median     0.52     6.5     10.8

                                                                                  High       2.04x   11.2x    22.2x
                                                                                  Low        0.20     2.5      3.6




                                                                     Enterprise Value as a Multiple of:
Date                                                                         Premium Paid
Effective        Acquiror Name                Target Name            1 Day   1 Week    4 Weeks
--------       -------------                -----------              -----   ------    -------

1/12/99      Management                    Lion Brewery, Inc.         9.0%    13.9%     27.5%
                                            Produces and bottles
                                            brewed beverages

8/31/98      Linsalata Capital Partners    Personnel Management Inc. 25.5%    23.1%     23.1%
               Fund II                      Provides Temporary and
                                            Long-Term Staffing
                                            Services

7/29/98      Green I Acquisition Corp.    GNI Group, Inc.            17.9%   17.9%      40.0%
                                           Provides hazardous
                                           waste handling services.

6/4/98       MHD Acquisition Corp.        Portec, Inc.                8.9%   14.3%      11.3%
                                           Manufacturers railroad,
                                           construction and materials
                                           handling equipment.

2/2/98       Investor Group               Plasti-Line, Inc.          36.5%   36.5%      30.3%
                                           Manufactures signs and
                                           related products.

1/22/98      Cracken, Harkey & Co. LLC    El Chico Restaurants Inc.  21.4%   17.2%      22.9%
                                           Operates and franchises
                                           full-service, family-style
                                           mexican restaurants.

                                                             Mean    25.5%   26.2%      31.0%
                                                             Median  22.8%   23.1%      28.1%

                                                             High    60.9%   49.6%      51.8%
                                                             Low      4.3%    5.7%      11.3%

            Comparable "Going Private" Transaction Implied Valuation
                --------------------------------------------------------
                  (Dollars in millions, except per share data)




                                                  Market Value Plus Net Debt
                                                       as a Multiple of:

                                            LTM            LTM             LTM
                                         Revenues (a)     EBITDA (a)    EBIT (a)



Mean                                      0.75 X           6.2 X          10.4 X
Median                                    0.52             6.5            10.8

High                                      2.04            11.2            22.2
Low                                       0.20             2.5             3.6

Sage                                     $60.8            $5.0            $4.3

Implied Enterprise Value

Mean                                     $45.5           $31.2           $44.9
Median                                    31.6            32.4            46.7

High                                    $123.8           $56.5           $96.3
Low                                       12.4            12.4            15.4

Less Net Debt (b)                         $2.4            $2.4            $2.4
                                        ------           -----          ------

Implied Equity Value

Mean                                     $43.2           $28.9           $42.6
Median                                    29.2            30.1            44.3

High                                    $121.4           $54.1           $93.9
Low                                       10.0            10.1            13.1

Implied Per Share Value (c)

Mean                                     $9.55           $6.39           $9.42
Median                                    6.47            6.65            9.81

High                                    $26.86          $11.97          $20.79
Low                                       2.22            2.23            2.89



(a)  LTM date is December 31, 1999.
(b)  Sage net debt as of December 31, 1999.
(c) Assumes Sage's shares outstanding as of February 10, 2000 (from 10-Q) and adding to it all options excluding those held by H. Solomon, L. Solomon and S. Page (using the Treasury Method).

            Comparable "Going Private" Premia Paid Implied Valuation
            --------------------------------------------------------
                  (Dollars in millions, except per share data)




                          Stock Price Prior to Announcement (a)
                          -------------------------------------
                       1 Day                1 Week              1 Month
                       -----                ------              -------


Mean                    25.5%                26.2%               31.0%
Median                  22.8%                23.1%               28.1%

High                    60.9%                49.6%               51.8%
Low                      4.3%                 5.7%               11.3%

Sage                    $2.88                $2.88               $2.69

Sage Implied Price

Mean                    $3.61                $3.63               $3.52
Median                   3.53                 3.54                3.44

High                    $4.63                $4.30               $4.08
Low                      3.00                 3.04                2.99






C.   SUMMARY HISTORICAL STOCK PRICE PERFORMANCE

                    Project Sage Historical Stock Performance
                   -----------------------------------------



     Daily for the                              Sage Closing Stock Prices       Implied Premia Based
   Following Periods:    Time Period         High          Low        Mean     on a $4.25 Stock Price(a)
   ------------------    -----------         ----          ---        ----     -------------------------


             03/30/00    Current Price       $2.88         $2.88      $2.88        47.8%

03/24/00  -  03/30/00    Last Week           $3.00         $2.56      $2.84        49.9%
03/17/00  -  03/30/00    Last 14 days        $3.00         $2.56      $2.78        53.0%
03/01/00  -  03/30/00    Last 30 days        $3.06         $2.56      $2.80        52.0%

01/31/00  -  03/30/00    Last 60 Days        $3.06         $2.41      $2.73        55.8%
01/01/00  -  03/30/00    Last 90 Days        $3.06         $1.91      $2.61        63.1%
10/03/99  -  03/30/00    Last 180 Days       $3.25         $1.88      $2.59        64.1%

03/30/99  -  03/30/00    Last 1 Year         $3.25         $1.59      $2.46        72.5%
03/30/98  -  03/30/00    Last 2 Years        $4.88         $1.34      $2.48        71.1%
03/30/97  -  03/30/00    Last 3 Years        $4.88         $1.34      $2.66        59.5%





(a)    Premia calculated based on mean Sage closing stock price.